                                            As filed pursuant to Rule 424(b)(4)
                                            under the Securities Act of 1933
                                            Registration No. 33-64771

 PROSPECTUS
                         4,000,000 PREFERRED SECURITIES

                          FREMONT GENERAL FINANCING I
[LOGO]       9% TRUST ORIGINATED PREFERRED SECURITIESSM ("TOPRSSM")
                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)
                  GUARANTEED TO THE EXTENT SET FORTH HEREIN BY

                          FREMONT GENERAL CORPORATION
                            ------------------------
         The 9% Trust Originated Preferred Securities (the "Preferred
Securities") offered hereby represent preferred undivided beneficial interests in the assets of Fremont General Financing I, a statutory business trust formed under the laws of the State of Delaware (the "Trust"). Fremont General Corporation, a Nevada corporation ("Fremont General" or the "Company"), will directly or indirectly own all the common securities (the "Common Securities" and, together with the Preferred Securities, the "Trust Securities") representing undivided beneficial interests in the assets of the Trust. The Trust exists for the sole purpose of issuing the Preferred Securities and Common Securities and investing the proceeds thereof in an equivalent amount of 9% Junior Subordinated Debentures (the "Junior Subordinated Debentures") of Fremont General.
                                                        (continued on next page)
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE PREFERRED SECURITIES, INCLUDING THE PERIOD AND CIRCUMSTANCES DURING AND UNDER WHICH PAYMENTS OF DISTRIBUTIONS ON THE PREFERRED SECURITIES MAY BE DEFERRED AND THE RELATED UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF ANY SUCH DEFERRAL.
    The Preferred Securities have been approved for listing on the New York Stock Exchange, Inc. (the "New York Stock Exchange"). Trading of the Preferred Securities on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Preferred Securities. See "Underwriting."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                    INITIAL PUBLIC          UNDERWRITING          PROCEEDS TO THE
                                                   OFFERING PRICE(1)        COMMISSION(2)           TRUST(3)(4)
---------------------------------------------------------------------------------------------------------------------
Per Preferred Security..........................         $25.00                  (3)                  $25.00
---------------------------------------------------------------------------------------------------------------------
Total (5).......................................      $100,000,000               (3)               $100,000,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accrued distributions, if any, from March 6, 1996.

(2) The Trust and Fremont General have agreed to indemnify the several Underwriters against, and to provide contribution with respect to, certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) In view of the fact that the proceeds of the sale of the Preferred Securities will be invested in the Junior Subordinated Debentures, Fremont General has agreed to pay to the Underwriters as compensation (the "Underwriters' Compensation") for their arranging the investment therein of such proceeds $.7875 per Preferred Security (or $3,150,000 in the aggregate); provided, that such compensation for sales of 10,000 or more Preferred Securities to a single purchaser will be $.50 per Preferred Security. Therefore, to the extent of such sales, the actual amount of Underwriters' Compensation will be less than the aggregate amount specified in the preceding sentence. See "Underwriting."

(4) Before estimated expenses of the offering of $525,000 which are payable by Fremont General.

(5) The Trust and Fremont General have granted to the Underwriters an option exercisable for 30 days to purchase up to an additional 600,000 Preferred Securities at the initial public offering price per Preferred Security solely to cover over-allotments, if any. Fremont General will pay to the Underwriters, as Underwriters' Compensation, the commission set forth above in footnote (3) with respect to such additional Preferred Securities. If such option is exercised in full, the Initial Public Offering Price, Underwriters' Compensation, and Proceeds to the Trust will be $115,000,000, $3,622,500 and $115,000,000, respectively. See "Underwriting."
                            ------------------------

    The Preferred Securities offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Preferred Securities will be made only in book-entry form through the facilities of The Depository Trust Company, on or about March 6, 1996.
                            ------------------------
MERRILL LYNCH & CO.
                 DEAN WITTER REYNOLDS INC.

                                  GOLDMAN, SACHS & CO.

                                               PAINEWEBBER INCORPORATED

                            ------------------------

                 The date of this Prospectus is March 1, 1996.

   SM"TRUST ORIGINATED PREFERRED SECURITIES" AND "TOPRS" ARE SERVICE MARKS OF
                           MERRILL LYNCH & CO., INC.

(continued from preceding page)

     Holders of the Preferred Securities are entitled to receive cumulative cash distributions at an annual rate of 9% of the liquidation amount of $25 per Preferred Security, accruing from the date of original issuance and payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing March 31, 1996 ("distributions"). The payment of distributions out of moneys held by the Trust and payments on liquidation of the Trust or the redemption of Preferred Securities, as set forth below, are guaranteed by Fremont General (the "Guarantee") to the extent the Trust has funds available to make such payments. See "Risk Factors -- Rights Under the Guarantee" and "Description of the Guarantee." The obligations of Fremont General under the Guarantee are subordinate and junior in right of payment to all other liabilities of Fremont General and pari passu with the most senior preferred stock, if any, issued from time to time by Fremont General. The Junior Subordinated Debentures when issued will be unsecured obligations of Fremont General. The obligations of Fremont General under the Junior Subordinated Debentures rank pari passu with Fremont General's $373,750,000 aggregate principal amount at Maturity of Liquid Yield Optiontm Notes Due 2013 (the "LYONs") and subordinate and junior in right of payment to all present and future Senior Indebtedness (as defined herein) of Fremont General, which aggregated approximately $613.9 million at September 30, 1995 (excluding accrued interest thereon). See "Capitalization of Fremont General." Upon an event of a default under the Declaration (as defined herein), the holders of Preferred Securities will have a preference over the holders of the Common Securities with respect to payments in respect of distributions and payments upon redemption, liquidation and otherwise. Upon the occurrence of certain events, the Junior Subordinated Debentures purchased by the Trust may be subsequently distributed pro rata to holders of the Preferred Securities and Common Securities in connection with the dissolution of the Trust.

     The distribution rate and the distribution payment date and other payment dates for the Preferred Securities will correspond to the interest rate and interest payment date and other payment dates on the Junior Subordinated Debentures, which will be the sole assets of the Trust. As a result, if principal or interest is not paid on the Junior Subordinated Debentures, no amounts will be paid on the Preferred Securities. If Fremont General does not make principal or interest payments on the Junior Subordinated Debentures, the Trust will not have sufficient funds to make distributions on the Preferred Securities, in which event, the Guarantee will not apply to such distributions until the Trust has sufficient funds available therefor.

     Fremont General has the right to defer payments of interest on the Junior Subordinated Debentures by extending the interest payment period on the Junior Subordinated Debentures at any time for up to 20 consecutive quarters (each, an "Extension Period"). If interest payments are so deferred, distributions will also be deferred. During such Extension Period, distributions will continue to accrue, with interest thereon (to the extent permitted by applicable usury or similar law), at an annual rate of 9% per annum, compounded quarterly, and during any Extension Period holders of Preferred Securities will continue to include deferred interest allocable to their Preferred Securities in income (as original issue discount ("OID")) for United States federal income tax purposes even though no current cash distribution will be made in respect of such income. There could be multiple Extension Periods of varying lengths throughout the term of the Junior Subordinated Debentures. See "Risk Factors -- Option to Extend Interest Payment Period; Tax Impact of Extension," "Description of the Junior Subordinated Debentures -- Option to Extend Interest Payment Period" and "United States Federal Income Taxation -- Original Issue Discount."

     The Junior Subordinated Debentures are redeemable by Fremont General, in whole or, from time to time in part, on or after March 31, 2001, or at any time in certain circumstances upon the occurrence of a Tax Event (as defined herein). If Fremont General redeems Junior Subordinated Debentures, the Trust must redeem Trust Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Junior Subordinated Debentures so redeemed at a redemption price per Preferred Security of $25, plus accrued and unpaid distributions thereon to the date fixed for redemption (the "Redemption Price"). See "Description of the Preferred Securities -- Mandatory Redemption of the Preferred Securities." The Preferred Securities will be redeemed upon maturity of the Junior Subordinated Debentures. On March 31, 2026, the maturity date of the Junior Subordinated Debentures may be extended at the option of Fremont General only once for a period of up to an additional 19 years, provided certain financial covenants and conditions are met. In the event the maturity date for the Junior Subordinated Debentures is extended, the Preferred Securities will remain outstanding until such new maturity date or such earlier date on which the Junior Subordinated Debentures are redeemed by the Company and all rights of the holders of the Preferred Securities, including payment of distributions and accrual of any interest, shall continue during such extended term. See "Description of the Junior Subordinated Debentures -- Option to Extend Maturity Date." Upon the occurrence of a Tax Event (as defined herein) arising from a change after the issuance of the Preferred Securities in law or in the legal interpretation regarding certain tax matters, unless the Junior Subordinated Debentures are redeemed in the limited circumstances described herein, the Trust will be dissolved, with the result that the Junior Subordinated Debentures will be distributed to the holders of the Preferred Securities, on a pro rata basis, in lieu of any cash distribution. See "Description of the Preferred
Securities -- Tax Event Redemption or Distribution." In certain circumstances, Fremont General will have the right to redeem the Junior Subordinated Debentures, which would result in the redemption by the Trust of Trust Securities in the same amount on a pro rata basis. If the Junior Subordinated Debentures are distributed to the holders of the Preferred Securities, Fremont General will use its best efforts to have the Junior Subordinated Debentures listed on the New York Stock Exchange or on such other exchange as the Preferred Securities are then listed. See "Description of the Preferred Securities -- Tax Event Redemption or Distribution" and "Description of the Junior Subordinated Debentures."

     In the event of the involuntary or voluntary dissolution, winding up or termination of the Trust, the holders of the Preferred Securities will be entitled to receive for each Preferred Security a liquidation amount of $25 plus accrued and unpaid distributions thereon (including interest thereon) to the date of payment, unless, in connection with such dissolution, the Junior Subordinated Debentures are distributed to the holders of the Preferred Securities. See "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution."
                               ------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE PREFERRED SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE THAT MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING, NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement of which this Prospectus is a part, the exhibits and schedules forming a part thereof and the reports and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (of which this Prospectus is a part), under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Preferred Securities offered hereby. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules hereto. For further information regarding the Company and the Preferred Securities offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

     No separate financial statements of the Trust are included herein. Fremont General does not believe that such statements would be material to holders of the Preferred Securities. The Trust is not currently subject to the informational reporting requirements of the Exchange Act. The Trust will become subject to such requirements upon the effectiveness of the Registration Statement of which this Prospectus is a part, although it intends to seek and expects to receive an exemption therefrom.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Except to the extent modified or superseded by information contained herein, the Company's Annual Report on Form 10-K and Amendments No. 1 and No. 2 on Form 10-K/A thereto for the year ended December 31, 1994, the Quarterly Report on Form 10-Q and Amendment No. 1 on Form 10-Q/A thereto for the quarter ended March 31, 1995, the Quarterly Report on Form 10-Q and Amendment No. 1 on Form 10-Q/A thereto for the quarter ended June 30, 1995, the Quarterly Report on Form 10-Q and Amendments No. 1 and No. 2 on Form 10-Q/A thereto for the quarter ended September 30, 1995, the Current Report on Form 8-K and Amendments No. 1 and No. 2 on Form 8-K/A thereto, dated March 8, 1995, April 27, 1995 and February 7, 1996, respectively, the Proxy Statement, dated May 11, 1995, as filed with the Commission and the Registration Statement on Form 8-A dated December 4, 1995 and Amendment No. 1 on Form 8-A/A thereto dated January 19, 1996, are hereby incorporated by reference in this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document that is subsequently filed under the Exchange Act and is incorporated, or deemed to be incorporated, by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Preferred Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated into this Prospectus by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). Requests for such copies should be directed to Wayne R. Bailey, Executive Vice President, Treasurer and Chief Financial Officer, Fremont General Corporation, 2020 Santa Monica Boulevard, Suite 600, Santa Monica, California 90404; Telephone: (310) 315-5500.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements (including the notes thereto) incorporated herein by reference. Except as set forth under "Description of the Guarantee" and "Description of the Junior Subordinated Debentures," unless the context otherwise requires, references in this Prospectus to "Fremont General" or the "Company" shall mean Fremont General Corporation and its consolidated subsidiaries viewed as a single entity and include its predecessors. Investors should consider carefully the information set forth under the heading "Risk Factors." All share information included in this Prospectus has been adjusted to reflect the three-for-two stock split of the Common Stock of Fremont General Corporation distributed on February 7, 1996 to stockholders of record of the Company at close of business on January 8, 1996 (which three-for-two stock split is not reflected in documents incorporated herein by reference). This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth under the heading "Risk Factors."

                                  THE COMPANY

     Fremont General is a diversified holding company, engaged through subsidiaries in selected insurance and financial service businesses. The Company is one of the largest mono-line workers' compensation insurers in the United States, with major market positions in California and Illinois, and a presence in Arizona, Indiana, Michigan and Wisconsin. For the first nine months of 1995, the Company's workers' compensation insurance premiums were approximately evenly distributed between the Western and the Midwestern regions. For the year ended December 31, 1994 and the nine months ended September 30, 1995, the Company had workers' compensation insurance premiums earned of $401 million and $433 million, respectively. The Company recently expanded its workers' compensation operations through the acquisition on February 22, 1995 of Casualty Insurance Company ("Casualty") and its wholly owned subsidiary Workers' Compensation and Indemnity Company ("WCIC"). Casualty is the largest underwriter of workers' compensation insurance in Illinois with additional operations, directly or indirectly, in Indiana, Michigan and Wisconsin. Fremont General believes that this acquisition provides the Company with a national platform upon which to build its workers' compensation business, while providing greater geographic diversification. A.M. Best rates the Company's workers' compensation insurance subsidiaries on a consolidated basis as "A-" (Excellent). An "A-" rating is A.M. Best's fourth highest rating category out of fifteen rating categories ranging from "A++" (Superior) to "F" (In Liquidation).

     The Company also has growing financial services operations engaged primarily in commercial finance lending, principally to middle market companies nationwide, and residential and commercial real estate lending in California. The Company's financial services loan portfolio has grown from $536 million at December 31, 1991 to $1.5 billion at September 30, 1995. By engaging in several selected businesses which are geographically diverse the Company believes it can achieve greater stability in its operating results. Over the five years ended December 31, 1994, the Company's income before taxes grew at a compound annual rate of approximately 20% to $82 million in 1994. The Company's book value increased from $165 million at December 31, 1989 to $454 million at September 30, 1995. The Company's assets exceeded $4 billion at September 30, 1995.

                          FREMONT GENERAL FINANCING I

     The Trust is a statutory business trust formed on December 1, 1995 under the Delaware Business Trust Act (the "Business Trust Act") pursuant to a declaration of trust among the Fremont Trustees (as defined below) and Fremont General and the filing of a certificate of trust with the Secretary of State of the State of Delaware on December 4, 1995. Such declaration will be amended and restated in its entirety (as so amended and restated, the "Declaration") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus is a part, as of the date the Preferred Securities are initially issued. The Declaration will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Upon issuance of the Preferred Securities, the purchasers thereof will own all of the Preferred Securities. The

Company will acquire Common Securities in an amount equal to at least 3% of the total capital of the Trust for a purchase price equal to $1 million for each 1% of the total capital so acquired and will own, directly or indirectly, all of the issued and outstanding Common Securities. The Trust exists solely for the purpose of (a) issuing its Trust Securities for cash and investing the proceeds thereof in an equivalent amount of Junior Subordinated Debentures and (b) engaging in such other activities as are necessary and incidental thereto. The rights of the holders of the Preferred Securities, including economic rights, rights to information and voting rights, are set forth in the Declaration, the Business Trust Act and the Trust Indenture Act. The Declaration does not permit the incurrence by the Trust of any indebtedness for borrowed money or the making of any investment other than in the Junior Subordinated Debentures. In the Indenture, Fremont General has agreed to pay for all debts and obligations (other than with respect to the Trust Securities) and all costs and expenses of the Trust, including the fees and expenses of the Trustees and any income taxes, duties and other governmental charges, and all costs and expenses with respect thereto, to which the Trust may become subject, except for United States withholding taxes. See "Description of the Preferred Securities." Payment of distributions out of moneys held by the Trust, and payments on liquidation of the Trust or the redemption of Preferred Securities are guaranteed by Fremont General to the extent the Trust has funds available therefor. See "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution" and "Description of the Guarantee."

     The Trust's business and affairs will be conducted by the trustees (the "Fremont Trustees") each of which will be appointed by Fremont General, as holder of all of the Common Securities. The duties and obligations of the Fremont Trustees shall be governed by the Declaration. Pursuant to the Declaration, the number of Fremont Trustees will initially be three. Two of the Fremont Trustees (the "Regular Trustees") will be persons who are employees or officers of, or affiliated with, Fremont General. The third Fremont Trustee will be a financial institution unaffiliated with Fremont General which maintains a principal place of business in the State of Delaware and which will serve as property trustee under the Declaration and as indenture trustee for purposes of the Trust Indenture Act (the "Institutional Trustee"). The Chase Manhattan Bank, N.A., a national banking association, will act as the Institutional Trustee until the Trust terminates or such trustee is removed or replaced by the holder of the Common Securities. The Chase Manhattan Bank, N.A., a national banking association, will also act as indenture trustee for purposes of the Trust Indenture Act under the Guarantee (the "Guarantee Trustee"). See "Description of the Guarantee."

     The duties and obligations of the Regular Trustees will be to conduct all of the Trust's business and affairs except for the specific duties assigned to the Institutional Trustee. All decisions of the Fremont Trustees, other than those relating to the specific duties assigned to the Institutional Trustee, require the consent of a majority of the Regular Trustees, or, if there are two or fewer Regular Trustees, of any Regular Trustee. As a result, Fremont has the ability to control the actions taken by the Trust with respect to the duties and obligations of the Regular Trustees. The Institutional Trustee will hold title to the Junior Subordinated Debentures for the benefit of the holders of the Trust Securities and will have the power to exercise all rights, powers and privileges under the Indenture (as defined herein) as the holder of all of the Junior Subordinated Debentures. In addition, the Institutional Trustee will maintain exclusive control of a segregated non-interest bearing bank account (the "Property Account") to hold all payments made in respect of the Junior Subordinated Debentures for the benefit of the holders of the Trust Securities. The Institutional Trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Securities out of funds from the Property Account. In addition, the Institutional Trustee will have the right to enforce the rights of the holders of the Preferred Securities against Fremont General under the Declaration. See "Risk Factors -- Enforcement of Certain Rights by Holders of Preferred Securities." The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Preferred Securities. Fremont General, as the holder of all the Common Securities, will have the right to appoint, remove or replace any Fremont Trustee, including the Institutional Trustee, and to increase the number of Fremont Trustees, provided that the number of Fremont Trustees shall be at least one. Fremont General will pay all fees and expenses related to the Trust, the offering of the Trust Securities and the issuance of the Junior Subordinated Debentures. See "Description of the Junior Subordinated Debentures -- Miscellaneous."

     The Institutional Trustee in the State of Delaware is The Chase Manhattan Bank, (USA), a Delaware banking corporation, 802 Delaware Avenue, 13th Floor, Wilmington, Delaware 19801. The principal place of business of the Trust shall be c/o Fremont General Corporation, 2020 Santa Monica Boulevard, Suite 600, Santa Monica, California 90404 (telephone number (310) 315-5500).

                                  THE OFFERING

     Preferred Securities Offered. 4,000,000 9% Trust Originated Preferred Securities evidencing preferred undivided beneficial interests in the assets of the Trust. Holders of the Preferred Securities are entitled to receive cumulative cash distributions at an annual rate of 9% of the liquidation amount of $25 per Preferred Security, accruing from the date of original issuance and payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year commencing on March 31, 1996. The distribution rate and the distribution and other payment dates for the Preferred Securities will correspond to the interest rate and interest and other payment dates on the Junior Subordinated Debentures, which will be the sole assets of the Trust. As a result, if principal or interest is not paid on the Junior Subordinated Debentures, no amounts will be paid on the Preferred Securities. See "Description of the Preferred Securities."

     Junior Subordinated Debentures. The Trust will invest the proceeds from the issuance of the Preferred Securities and Common Securities in an equivalent amount of 9% Junior Subordinated Debentures of Fremont General. The Junior Subordinated Debentures will rank pari passu with the LYONs and subordinate and junior in right of payment to all Senior Indebtedness of Fremont General. In addition, because Fremont General is a holding company, its obligations under the Junior Subordinated Debentures will be effectively subordinated to all existing and future liabilities of its subsidiaries. See "Description of the Junior Subordinated Debentures -- Subordination."

     Guarantee. Payment of distributions out of moneys held by the Trust, and payments on liquidation of the Trust or the redemption of Preferred Securities are guaranteed by Fremont General to the extent the Trust has funds available therefor. If Fremont General does not make principal or interest payments on the Junior Subordinated Debentures, the Trust will not have sufficient funds to make distributions on the Preferred Securities, in which event the guarantee shall not apply to such distribution until the Trust has sufficient funds available therefor. See "Description of the Guarantee" and "Effect of Obligations Under the Junior Subordinated Debentures and the Guarantee." The obligations of Fremont General under the Guarantee are subordinate and junior in right of payment to all other liabilities of Fremont General and will be pari passu with the most senior preferred stock issued by Fremont General. In addition, because Fremont General is a holding company, its obligations under the Guarantee are effectively subordinated to all existing and future liabilities of its subsidiaries. See "Risk Factors -- Holding Company Structure; Ranking of Subordinate Obligations Under the Guarantee and Junior Subordinated Debentures" and "Description of the Guarantee."

     Right to Defer Interest. Fremont General has the right to defer payments of interest on the Junior Subordinated Debentures by extending the interest payment period on the Junior Subordinated Debentures, at any time, for up to 20 consecutive quarters. If interest payments on the Junior Subordinated Debentures are so deferred, distributions on the Preferred Securities will also be deferred. During any deferral, distributions will continue to accrue with interest thereon (to the extent permitted by the applicable usury or similar law) as described herein. There could be multiple Extension Periods of varying lengths throughout the term of the Junior Subordinated Debentures. During an Extension Period, holders of Preferred Securities will be required to include deferred interest income allocated to their Preferred Securities in their gross income (as OID) in advance of receipt of the cash interest payments attributable thereto. See "Description of the Junior Subordinated Debentures -- Option to Extend Interest Payment Period" and "United States Federal Income
Taxation -- Original Issue Discount."

     Redemption. The Junior Subordinated Debentures are redeemable by Fremont General (in whole, or from time to time in part) on or after March 31, 2001, or at any time upon the occurrence of a Tax Event. If the Junior Subordinated Debentures are redeemed, the Trust must redeem Trust Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Junior Subordinated Debentures so redeemed. The Preferred Securities will be redeemed upon maturity of the Junior Subordinated Debentures. See "Description of the Preferred Securities -- Mandatory Redemption of the Preferred Securities."

     Option to Extend Maturity Date. The Junior Subordinated Debentures mature on March 31, 2026, but the maturity date may be extended once only for up to an additional 19 years, provided certain financial covenants and conditions are met. If the maturity of the Junior Subordinated Debentures is extended, the maturity date of the Preferred Securities will also be extended for the same time period. See "Description of the Junior Subordinated Debentures -- Option to Extend Maturity Date."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                                                                             NINE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                                    ----------------------------------------------------   ----------------------
                                                    1990(1)      1991       1992       1993       1994        1994       1995(2)
                                                    --------   --------   --------   --------   --------   -----------   --------
                                                                                                                (UNAUDITED)
                                                    (THOUSANDS OF DOLLARS, EXCEPT PERCENTS, RATIOS AND PER SHARE DATA)
INCOME STATEMENT DATA:
  Property and casualty premiums earned...........  $411,403   $413,156   $411,956   $455,765   $433,584    $ 329,343    $457,694
  Net investment income...........................    82,992     73,796     70,820     77,198     76,821       58,962      85,842
  Loan interest income............................    50,191     60,685     73,310     87,244    113,382       77,405     120,928
  Realized investment gains (losses)..............        92      5,290     16,208      2,165       (315)         120           8
  Other revenue...................................    28,712     28,247     26,399     29,033     29,676       21,969      26,179
                                                    --------   --------   --------   --------   --------     --------    --------
  Total revenues..................................  $573,390   $581,174   $598,693   $651,405   $653,148    $ 487,799    $690,651
                                                    ========   ========   ========   ========   ========     ========    ========
  Property and casualty income....................  $ 46,805   $ 37,946   $ 45,187   $ 52,092   $ 61,265    $  45,671    $ 60,048
  Financial services income.......................     1,001      9,340     14,878     21,456     28,014       21,033      25,838
  Other interest and corporate expense............    (8,801)    (6,277)   (11,484)    (9,200)    (7,708)      (5,380)    (13,036)
                                                    --------   --------   --------   --------   --------     --------    --------
  Income before taxes, discontinued operations,
    extraordinary items and cumulative effect of
    accounting change.............................    39,005     41,009     48,581     64,348     81,571       61,324      72,850
  Income tax expense..............................   (12,888)    (8,878)   (13,381)   (21,638)   (25,759)     (19,665)    (23,512)
  Discontinued operations and extraordinary
    items.........................................       711       (964)        --         --         --           --          --
Cumulative effect of accounting change for income
  taxes...........................................        --         --     43,509         --         --           --          --
                                                    --------   --------   --------   --------   --------     --------    --------
  Net income......................................  $ 26,828   $ 31,167   $ 78,709   $ 42,710   $ 55,812    $  41,659    $ 49,338
                                                    ========   ========   ========   ========   ========     ========    ========
PER COMMON SHARE DATA(3):
  Cash dividends declared.........................  $0.32....  $   0.35   $   0.39   $   0.44   $   0.45    $    0.34    $   0.38
  Stockholders' equity:
    Including FASB 115 for 1994 and 1995(4).......       N/A        N/A        N/A        N/A      13.84        13.99       17.87
    Excluding FASB 115 for 1994 and 1995(4).......      8.53       9.79      13.39      14.55      16.40        15.95       18.15
  Income before discontinued operations,
    extraordinary items and cumulative effect of
    accounting change:
    Primary.......................................      1.28       1.57       1.73       1.85       2.16         1.61        1.90
    Fully diluted.................................      1.20       1.43       1.53       1.65       1.82         1.36        1.59
  Net income:
    Primary.......................................      1.31       1.52       3.84       1.85       2.16         1.61        1.90
    Fully diluted.................................      1.23       1.39       3.29       1.65       1.82         1.36        1.59
RATIO OF EARNINGS TO FIXED CHARGES(5):
  Including interest on thrift deposits...........     2.02x      1.97x      2.03x      2.34x      2.29x        2.44x       1.95x
  Excluding interest on thrift deposits...........     2.67x      2.72x      2.70x      3.34x      3.34x        3.49x       2.79x
GAAP RATIOS FOR PROPERTY AND
CASUALTY SUBSIDIARIES:
  Combined ratio..................................    105.0%     106.0%     105.4%     101.2%      98.0%        98.4%      100.7%

                                                                                                            SEPTEMBER 30,
                                                                                                                1995
                                                                                                            -------------
                                                                                                             (UNAUDITED)
                                                                                                            (THOUSANDS OF
                                                                                                              DOLLARS)
BALANCE SHEET DATA:
  Total assets..........................................................................................     $ 4,285,673
  Fixed income and other investments....................................................................       1,749,983
  Loans receivable......................................................................................       1,508,074
  Claims and policy liabilities.........................................................................       1,915,464
  Long-term debt........................................................................................         746,308
  Stockholders' equity:
    Including FASB 115(4)...............................................................................         453,845
    Excluding FASB 115(4)...............................................................................         460,905

---------------
(1) Fremont General acquired Investors Bancor in 1990 and, in 1989, a majority ownership in Fremont Pacific Capital Corporation, which owned two workers' compensation insurance companies. This percentage ownership was increased to 100% at December 1, 1991.

(2) The Company acquired Casualty Insurance Company on February 22, 1995.

(3) Adjusted for a three-for-two split of the Common Stock distributed on February 7, 1996 to stockholders of record at close of business on January 8, 1996, a ten percent stock dividend distributed June 1995 and a three-for-two split of the Common Stock effected June 1993.

(4) Effective January 1, 1994, the Financial Accounting Standards Board Statement 115 ("FASB 115") changed the accounting treatment afforded the Company's investment portfolio wherein unrealized gains and losses on securities designated by the Company as available for sale are included, net of deferred taxes, as a component of stockholders' equity.

(5) The ratio of earnings to fixed charges is expressed as the ratio of income before income taxes, discontinued operations, extraordinary items, cumulative effects of accounting changes and fixed charges to fixed charges. Fixed charges consist principally of interest expense and the interest component of rental expense.

                                  RISK FACTORS

     Prospective purchasers of Preferred Securities should carefully review the information contained elsewhere or incorporated by reference in this Prospectus and should particularly consider the following matters:

VARIABILITY OF OPERATING RESULTS

     The Company's profitability can be affected significantly by many factors including competition, the severity and frequency of claims, interest rates, regulations, court decisions, the judicial climate, and general economic conditions and trends, all of which are outside of the Company's control. These factors could contribute to significant variation of results of operations in different aspects of the Company's business, or as a whole, from quarter to quarter and year to year. With respect to the workers' compensation insurance business, changes in economic conditions can lead to reduced premium levels due to lower payrolls as well as increased claims due to the tendency of workers who are laid off to submit workers' compensation claims. Legislative and regulatory changes can also contribute to variable operating results for workers' compensation insurance businesses. For example, in the nine months ended September 30, 1995, the Company experienced lower premiums and profitability on the Company's California workers' compensation business due to increased price competition resulting from legislation enacted in California in July 1993 which, among other things, repealed the minimum rate law effective January 1, 1995. The Company anticipates that its workers' compensation premiums earned in California will continue to decrease as a result of this increased price competition, which could adversely affect the Company's results of operations and financial condition. See "Recent Developments."

ADEQUACY OF LOSS RESERVES

     The Company's property and casualty insurance subsidiaries are required to maintain reserves to cover their estimated ultimate liability for losses and loss adjustment expense ("LAE") with respect to reported and unreported claims incurred as of the end of each accounting period. These reserves do not represent an exact calculation of liabilities but rather are estimates involving actuarial projections at a given time of what the Company expects the ultimate settlement and administration of claims will cost based on facts and circumstances then known, predictions of future events, estimates of future trends in claims frequency and severity.

     The Company regularly reviews its reserving techniques, overall reserve position and reinsurance. In light of present facts and current legal interpretations, management believes that adequate provisions have been made for loss reserves. In making this determination, management has considered its claims experience to date, loss development history for prior accident years, estimates of future trends of claims frequency and severity. However, establishment of appropriate reserves is an inherently uncertain process, and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience. Subsequent actual experience has resulted and could result in loss reserves being too high or too low. Future loss development could require reserves for prior periods to be increased, which would adversely impact earnings in future periods. See "Recent Developments."

LOAN PORTFOLIOS RISKS; EXPOSURE TO ECONOMIC CONDITIONS

     The Company's financial service businesses are highly dependent on the value of the collateral securing the loans. Loans provided by the Company's thrift and loan subsidiary, Fremont Investment & Loan ("Fremont I&L"), are collateralized by commercial and residential real estate. The Company's strategy for Fremont I&L is to pursue growth of the commercial real estate and residential real estate loan portfolios primarily through origination of new loans. Fremont I&L also purchases loan portfolios that meet its underwriting guidelines applied to origination of new loans.

     In 1994, Fremont I&L purchased approximately $366.6 million principal amount of seasoned commercial real estate loans for approximately $331.3 million which accounted for a substantial portion of the commercial real estate loan growth for the year. All loans were current with their respective mortgage notes at the time of purchase, and a substantial purchase discount was calculated to adjust for the values of the underlying collateral based upon Fremont I&L's valuations at the date of purchase. In 1995, Fremont I&L did not purchase any portfolios of commercial real estate loans, primarily due to increased competition which resulted in inadequate yields or unacceptable risk profiles for the portfolios considered.

     The loan portfolio of the Company's commercial finance subsidiary, Fremont Financial Corporation ("Fremont Financial"), consists primarily of working capital loans to small and middle market businesses which require careful monitoring of the underlying collateral by the Company. Due to the leverage or operating performance of borrowers, the potential default rate on these commercial finance loans is generally higher relative to loans made to more creditworthy businesses.

     Adverse economic developments can negatively affect the Company's business and results of operations in a number of ways. Such developments can reduce the demand for loans, impair the ability of borrowers to pay loans and impair the value of the underlying collateral.

COMPETITION

     The insurance and financial services industries are characterized by competition on the basis of price and service. The Company believes that the repeal of the California minimum rate law effective January 1, 1995 has resulted in increased price competition which is adversely affecting the Company's results of operations for its workers' compensation business in California. See "Recent Developments." The Company recently expanded its workers' compensation operation through the acquisition on February 22, 1995 of Casualty, which underwrites workers' compensation insurance in several Midwestern states, primarily in Illinois. Although Casualty is the largest underwriter of workers' compensation insurance in the Illinois market, based on the competitive nature of the insurance industry and the inherent risks associated with the Company entering into a new geographic market, there can be no assurance that Casualty will continue to maintain its market share in the future. In addition, advisory premium rates established by the National Council on Compensation Insurance, which workers' compensation insurance companies in Illinois generally tend to follow, decreased in 1995. An additional average overall decrease in such advisory rates of 13.6% went into effect on January 1, 1996. As a result, the Company anticipates price competition to continue in Illinois. Furthermore, state regulatory changes could affect competition in the states where the Company transacts insurance business. Although the Company is one of the largest writers of workers' compensation insurance in California and Illinois, certain of the Company's competitors are larger and have greater resources than the Company. Fremont Financial primarily competes with commercial finance companies and banks, most of whom are larger and have greater financial resources than Fremont Financial. The lending market has become increasingly competitive for small to middle market commercial borrowers. As a result, Fremont Financial has experienced decreasing yields on its commercial finance loans.

REGULATION

     The Company's workers' compensation insurance operations are concentrated in California and Illinois, with additional writings in Arizona, Indiana, Michigan and Wisconsin. Insurance companies are subject to supervision and regulation by the state insurance authority in each state in which they transact business. Such supervision and regulation relate to the numerous aspects of an insurance company's business and financial condition. The primary purpose of such supervision and regulation is the protection of policyholders rather than investors or stockholders of an issuer. The Company's multistate insurance operations require, and will continue to require, significant resources of the Company in its efforts to comply with the regulations of each state in which it transacts business.

     Illinois began operating under an open rating system in 1982 and California began operating under such a system effective January 1, 1995. In an open rating system, workers' compensation companies are provided with advisory rates by job classification and each insurance company determines its own rates based in part upon its particular operating and loss costs. Although insurance companies are not required to adopt such advisory rates, companies in Illinois generally follow such rates. However, insurance companies in California have, since the adoption of an open rating system, generally set their premium rates below such advisory rates. Before January 1, 1995, California operated under a minimum rate law, whereby premium rates established by the California Department of Insurance were the minimum rates which could be charged by an insurance carrier. The repeal of the minimum rate law has resulted in lower premiums and profitability on the Company's California workers' compensation policies due to increased price competition.

     The payment of stockholder dividends and the advancement of loans to the Company by its subsidiaries are and may continue to be subject to certain statutory and regulatory restrictions and are contingent upon the earnings of those subsidiaries.

     Fremont I&L is a FDIC insured California thrift and loan subject to supervision and regulation by the California Department of Corporations and the FDIC. Federal and state regulations prescribe certain minimum capital requirements and, while Fremont I&L is currently in compliance with such requirements, Fremont General could in the future be required to make additional investments in Fremont I&L in order to maintain compliance with such requirements. Federal and state regulatory authorities have the power to prohibit or limit the payment of dividends by Fremont I&L. Future changes in government regulation and policy could adversely affect the thrift and loan industry, including Fremont I&L.

     The FDIC conducted an examination of Fremont I&L as of August 31, 1994. The examination resulted in the FDIC requiring Fremont I&L to enter into a Memorandum of Understanding in January 1995 ("the MOU"). The MOU requires, among other things, that Fremont I&L: (a) maintain management acceptable to the FDIC,
(b) maintain a ratio of Tier I capital as a percentage of average quarterly assets of at least 8.5%, (c) maintain an adequate reserve for loan losses,
(d) reduce its dependence on volatile liabilities, (e) not pay cash dividends without the prior written consent of the FDIC, and (f) effect revisions and enhancements to certain policies and procedures, including lending, collection, reserve for loan losses, asset/liability management and affiliate transaction policies and procedures.

     The FDIC and the California Department of Corporations ("the DOC"), the primary regulatory authorities for Fremont I&L, conducted another examination as of March 31, 1995. The FDIC's and DOC's reports issued as a result of this examination indicated that Fremont I&L's compliance with the MOU was satisfactory. The Company does not believe that the restrictions on Fremont I&L's ability to pay dividends imposed by the MOU or by federal or state law will adversely affect the ability of Fremont General to meet its obligations, including its obligations under the Junior Subordinated Debentures or the Guarantees. However, no assurances can be given as to when, or if, the MOU will be terminated. See "Recent Developments."

HOLDING COMPANY STRUCTURE; RANKING OF SUBORDINATE OBLIGATIONS UNDER THE GUARANTEE AND JUNIOR SUBORDINATED DEBENTURES

     Fremont General's assets consist primarily of investments in its subsidiaries. The operations of the Company are currently conducted through its subsidiaries. Accordingly, the cash flow and the consequent ability to service debt of the Company, including the Junior Subordinated Debentures, are primarily dependent upon the earnings of its subsidiaries and the distribution of those earnings to the Company or upon loans or other payments of funds by those subsidiaries to the Company. The Company's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Junior Subordinated Debentures or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loan advances to the Company by its subsidiaries are and may continue to be subject to certain statutory and regulatory restrictions and various agreements, principally loan agreements, of the subsidiaries that restrict the ability of the respective subsidiaries to pay cash dividends or advance loans and other payments to the Company. Furthermore, the Company's rights, and the rights of its creditors to participate in the distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization will be effectively subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

     Fremont General's obligations under the Guarantee are subordinate and junior in right of payment to all other liabilities of Fremont General and pari passu with the most senior preferred stock, if any, issued from time to time by Fremont General. The obligations of Fremont General under the Junior Subordinated Debentures are subordinate and junior in right of payment to all present and future Senior Indebtedness (as defined below) of Fremont General and pari passu with the holders of the LYONs. As of September 30, 1995, outstanding Senior Indebtedness of the Company aggregated approximately $613.9 million (excluding accrued interest thereon). See "Capitalization of Fremont General." In the event that any proceeding under bankruptcy, insolvency or other debtor relief laws (an "Insolvency Proceeding") were initiated by or against the Company, the Indenture provides that the Institutional Trustee, as holder of the Junior Subordinated Debentures, is not entitled to receive or to retain any amounts received in respect of the Junior Subordinated Debentures until all outstanding Senior Indebtedness has been paid in full. In such event no amounts would be available to make distributions to the holders of the Preferred Securities until such Senior Indebtedness of the Company has been paid in full. In addition, the Indenture provides that no payments may be made in respect of the Junior Subordinated Debentures, and therefore no amounts would be available for distributions in respect of the Preferred Securities so long as any default under any Senior Indebtedness has occurred and, with respect to defaults other than payment defaults continued beyond applicable grace periods, the maturity of any Senior Indebtedness has been accelerated. See "Description of the Junior Subordinated Debentures -- Subordination." There are no terms in the Preferred Securities, the Junior Subordinated Debentures or the Guarantee that limit Fremont General's ability to incur additional indebtedness, including indebtedness senior to the Junior Subordinated Debentures and the Guarantee. See "Description of Preferred Securities," "Description of the Guarantee -- Status of the Guarantee" and "Description of the Junior Subordinated
Debentures -- Subordination."

RIGHTS UNDER THE GUARANTEE

     The Guarantee will be qualified as an indenture under the Trust Indenture Act. The Chase Manhattan Bank, N.A. will act as indenture trustee under the Guarantee for the purposes of compliance with the provisions of the Trust Indenture Act (the "Guarantee Trustee"). The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Preferred Securities.

     The Guarantee guarantees to the holders of the Preferred Securities the payment of (i) any accrued and unpaid distributions that are required to be paid on the Preferred Securities, to the extent the Trust has funds available therefor, (ii) the Redemption Price, including all accrued and unpaid distributions with respect to Preferred Securities called for redemption by the Trust, to the extent the Trust has funds available therefor, and (iii) upon a voluntary or involuntary dissolution, winding-up or termination of the Trust (other than in connection with the distribution of Junior Subordinated Debentures to the holders of Preferred Securities or a redemption of all the Preferred Securities), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on the Preferred Securities to the date of the payment to the extent the Trust has funds available therefor or (b) the amount of assets of the Trust remaining available, after satisfaction of higher priority claims including expenses, for distribution to holders of the Preferred Securities in liquidation of the Trust. The holders of a majority in liquidation amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee. If the Guarantee Trustee fails, following any such direction from the requisite holders to enforce the Guarantee, any holder of Preferred Securities may institute a legal proceeding directly against Fremont General to enforce the Guarantee Trustee's rights under the Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other person or entity. If Fremont General were to default on its obligation to pay amounts payable on the Junior Subordinated Debentures, the Trust would lack available funds for the payment of distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of the Preferred Securities would not be able to rely upon the Guarantee for payment of such amounts. Instead, holders of the Preferred Securities would rely on the enforcement by the Institutional Trustee of its rights as registered holder of the Junior Subordinated Debentures against Fremont General pursuant to the terms of the Junior Subordinated Debentures. See "Description of the Guarantee" and "Description of the Junior Subordinated Debentures." The Declaration provides that each holder of Preferred Securities, by acceptance thereof, agrees to the provisions of the Guarantee, including the subordination provisions thereof, and the Indenture (as such term is defined in "Description of Junior Subordinated Debentures").

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF PREFERRED SECURITIES

     If (i) the Trust fails to pay distributions in full on the Preferred Securities for six consecutive quarterly distribution periods or (ii) a Declaration Event of Default (as defined herein) occurs and is continuing, then the holders of Preferred Securities would rely on the enforcement by the Institutional Trustee of its rights against Fremont General as a holder of the Junior Subordinated Debentures. The holders of a majority in liquidation amount of the Preferred Securities will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Institutional Trustee or to direct the exercise of any trust or power conferred upon the Institutional Trustee under the Declaration, including the right to direct the Institutional Trustee to exercise the remedies available to it as a holder of the Junior Subordinated Debentures. If an Event of Default with respect to the Junior Subordinated Debentures (an "Indenture Event of Default"), constituting the failure to pay interest or principal on the Junior Subordinated Debentures on the date such interest or principal is otherwise payable has occurred and is continuing, then a holder of Preferred Securities may directly institute a proceeding for enforcement of payment to such holder directly of the principal of or interest on the Junior Subordinated Debentures with a principal amount equal to the aggregate liquidation amount of the Preferred Securities of such holder on or after the respective due date specified in the Junior Subordinated Debentures. The holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debentures unless the Institutional Trustee fails to do so. If the Company were at any time unable to make payments of interest on the Junior Subordinated Debentures, it has the right, subject to the terms of the Junior Subordinated Debentures, to defer interest payments on the Junior Subordinated Debentures for up to 20 consecutive quarters. During such interest deferral period, interest on the Junior Subordinated Debentures and distributions on the Preferred Securities would continue to accrue, but would not be payable until the end of such period, and no Indenture Event of Default or Declaration Event of Default would occur as a result of non-payment during the continuance of such interest deferral period. See "Description of the Junior Subordinated Debentures -- Option to Extend Interest Payment Period." In the event that an Insolvency Proceeding were initiated by or against the Company, the ability of the Institutional Trustee and the holders of the Preferred Securities to enforce the obligations of the Company under the Junior Subordinated Debentures would be limited by applicable laws, including automatic stay provisions that limit the ability to pursue remedies other than as part of such Insolvency Proceeding, and would generally require the approval of the presiding court or tribunal. Even if the holders obtained approval for such action, there could be no assurance that the Company would have sufficient assets to make payments on the Junior Subordinated Debentures. See "Description of the Junior Subordinated
Debentures -- Subordination."

OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX IMPACT OF EXTENSION

     Fremont General has the right under the Indenture to defer payments of interest on the Junior Subordinated Debentures by extending the interest payment period at any time, and from time to time, on the Junior Subordinated Debentures. As a consequence of such an extension, quarterly distributions on the Preferred Securities would be deferred (but despite such deferral would continue to accrue with interest thereon compounded quarterly) by the Trust during any such extended interest payment period. Such right to extend the interest payment period for the Junior Subordinated Debentures is limited to a period not exceeding 20 consecutive quarters or extending beyond the maturity of the Junior Subordinated Debentures. In the event that Fremont General exercises this right to defer interest payments, then (a) Fremont General shall not, and shall not allow any of its subsidiaries (other than its wholly owned subsidiaries) to, declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of its capital stock (other than (i) repurchases or acquisitions of shares of the Common Stock of Fremont General as contemplated by any employment arrangement, benefit plan or other similar contract with or for the benefit of employees, officers or directors entered into in the ordinary course of business, (ii) as a result of an exchange or conversion of any class or series of Fremont General's capital stock for Fremont General's Common Stock, (iii) the purchase of fractional interests in shares of Fremont General's capital stock pursuant to the conversion or exchange provisions of such Fremont General capital stock or the security being converted or exchanged, or (iv) the payment of any stock dividend by Fremont General payable in Fremont General's Common Stock) or make any guarantee payments with respect to the foregoing and (b) Fremont General shall not, and shall not allow any of its subsidiaries to, make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by Fremont General that rank pari passu with or junior to the Junior Subordinated Debentures except as (i) required in accordance with the terms thereof (including, in the case of junior debt, the subordination provisions thereof), (ii) in connection with a contemporaneous refinancing of such debt securities with the proceeds of a new issuance of debt securities which have terms and provisions no more favorable to the holder than those of the debt securities repurchased or refinanced or (iii) in connection with the contemporaneous conversion or exchange of such debt securities for Common Stock of Fremont General; provided, however, that in no event shall the amount to be paid by Fremont General or any of its subsidiaries under (a) or (b)(ii) or (iii) above exceed in the aggregate $500,000 per year. Prior to the termination of any such Extension Period, Fremont General may further extend the interest payment period; provided, that no Extension Period may exceed 20 consecutive quarters or extend beyond the maturity of the Junior Subordinated Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, Fremont General may commence a new Extension Period, subject to the above requirements. See "Description of the Preferred Securities -- Distributions" and "Description of the Junior Subordinated Debentures -- Option to Extend Interest Payment Period."

     Should Fremont General exercise its right to defer payments of interest by extending the interest payment period, each holder of Preferred Securities will be required to continue to include the deferred interest allocable to its Preferred Securities in income (as OID) for United States federal income tax purposes even though no current cash distribution will be made in respect of such income. In addition, each such holder of Preferred Securities will not receive the cash from the Trust related to such income if such holder disposes of its Preferred Securities prior to the record date for the date on which distributions of such amounts are made. Fremont General has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures. However, should Fremont General determine to exercise such right in the future, the market price of the Preferred Securities is likely to be affected. A holder that disposes of its Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Preferred Securities. In addition, as a result of the existence of Fremont General's right to defer interest payments, the market price of the Preferred Securities (which represent an undivided beneficial interest in the Junior Subordinated Debentures) may be more volatile than other securities on which OID accrues that do not have such rights. See "United States Federal Income
Taxation -- Original Issue Discount."

TAX EVENT REDEMPTION OR DISTRIBUTION

     Upon the occurrence of a Tax Event, the Trust would be dissolved, except in the limited circumstance described below, with the result that the Junior Subordinated Debentures would be distributed to the holders of the Trust Securities in connection with the liquidation of the Trust. In certain circumstances, Fremont General would have the right to redeem the Junior Subordinated Debentures, in whole or in part, in lieu of a distribution of the Junior Subordinated Debentures by the Trust, in which event the Trust would redeem the Trust Securities on a pro rata basis to the same extent as the Junior Subordinated Debentures are redeemed by Fremont General. See "Description of the Preferred Securities -- Tax Event Redemption or Distribution."

     Under current United States federal income tax law, a distribution of Junior Subordinated Debentures upon the dissolution of the Trust would not be a taxable event to holders of the Preferred Securities. The distribution of cash upon a dissolution of the Trust would be a taxable event to such holders. See "United States Federal Income Taxation -- Receipt of Junior Subordinated Debentures or Cash Upon Liquidation of the Trust."

     There can be no assurance as to the market prices for the Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for Preferred Securities if a dissolution or liquidation of the

Trust were to occur. Accordingly, the Preferred Securities that an investor may purchase, whether pursuant to the offer made hereby or in the secondary market, or the Junior Subordinated Debentures that a holder of Preferred Securities may receive on dissolution and liquidation of the Trust, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Junior Subordinated Debentures upon the occurrence of a Tax Event, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all the information regarding the Junior Subordinated Debentures contained herein and in the accompanying Prospectus. See "Description of the Preferred Securities -- Tax Event Redemption or Distribution" and "Description of the Junior Subordinated Debentures."

PROPOSED TAX LEGISLATION

     On December 7, 1995, the Treasury Department announced certain legislative proposals to be submitted to the Congress, including a proposal (the "Treasury Proposal") which would treat as equity and not as debt, and accordingly deny any deduction for interest or OID on, any instruments with terms similar to the Junior Subordinated Debentures. If the Treasury Proposal were enacted by Congress without substantial modification or without transitional relief, it would have been applicable to the Junior Subordinated Debentures and would have resulted in the characterization of the Junior Subordinated Debentures as equity, thus denying any deduction to the Company for interest or OID accrued on the Junior Subordinated Debentures. In a Treasury Department News Release issued on December 19, 1995 (the "Release"), the Treasury Department stated that, based on input it had received to date, it would recommend to Congress that transitional relief from the Treasury Proposal be granted for instruments issued pursuant to a registration statement filed with the Securities and Exchange Commission on or before December 7, 1995. Because the registration statement relating to the Preferred Securities and the Junior Subordinated Debentures was filed on December 5, 1995, based on the Release, the Junior Subordinated Debentures would not be subject to the Treasury Proposal. It is not possible to predict whether Congress will enact the Treasury Proposal or the transitional relief proposed by the Treasury Department in the Release. However, if the Treasury Proposal and the transitional relief proposed in the Release are enacted into law, the Company would be able to deduct interest or OID on the Junior Subordinated Debentures. If legislation is enacted limiting, in whole or in part, the deductibility by the Company of interest or OID on the Junior Subordinated Debentures, such enactment would constitute a Tax Event which, in certain circumstances, would require the dissolution of the Trust or permit the Company to redeem the Junior Subordinated Debentures within 90 days of the date thereof. See "Description of the Preferred Securities -- Tax Event Redemption or Distribution." The December 7, 1995 proposed tax legislation would not alter the United States federal income tax consequences of the purchase, ownership and disposition of the Preferred Securities as described above. See "United States Federal Income Taxation."

LIMITED VOTING RIGHTS

     Holders of Preferred Securities will have limited voting rights and will not be entitled to vote to appoint, remove or replace, or to increase or decrease the number of, Fremont Trustees, which voting rights are vested exclusively in the holder of the Common Securities. See "Description of the Preferred Securities -- Voting Rights."

TRADING PRICE

     The Preferred Securities may trade at a price that does not fully reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures. A holder who disposes of his Preferred Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Junior Subordinated Debentures through the date of disposition in income as ordinary income, and to add such amount to his adjusted tax basis in his pro rata share of the underlying Junior Subordinated Debentures deemed disposed of. To the extent the selling price is less than the holder's adjusted tax basis (which will include, in the form of OID, all accrued but unpaid interest), a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "United States Federal Income Taxation -- Original Issue Discount."

                              ACCOUNTING TREATMENT

     The financial statements of the Trust will be consolidated with the Company's financial statements with the Preferred Securities accounted for and captioned in the consolidated balance sheet directly above stockholders' equity as "Company-obligated mandatorily redeemable preferred securities of subsidiary Trust holding solely Company junior subordinated debentures."

                                USE OF PROCEEDS

     The proceeds from the sale of the Preferred Securities will be invested by the Trust in Junior Subordinated Debentures of Fremont General. The net proceeds from the sale of the Junior Subordinated Debentures are expected to be used by Fremont General for general corporate purposes, including repayment of indebtedness of approximately $50 million, investments in the Company's subsidiaries or the possible acquisition of or investment in complementary businesses. The indebtedness repaid will consist of approximately $50 million of the Company's variable rate bank debt, which was incurred to finance the Casualty acquisition and is due in 2001. The interest rate payable on this debt at September 30, 1995 was 6.33%. The Company routinely reviews opportunities to make acquisitions or investments; however, the Company currently has no commitments, agreements or understandings to acquire or invest in any specific business. Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

                       CAPITALIZATION OF FREMONT GENERAL

     The following table sets forth the consolidated capitalization of the Company as of September 30, 1995 actual and as adjusted to give effect to the issuance and sale of the Preferred Securities offered hereby and the application of the net proceeds therefrom. The following table does not reflect the three-for-two stock split of the Common Stock of the Company distributed on February 7, 1996 to stockholders of record of the Company at the close of business on January 8, 1996. See "Use of Proceeds."

                                                                          SEPTEMBER 30, 1995
                                                                      --------------------------
                                                                                         AS
                                                                        ACTUAL       ADJUSTED(1)
                                                                      ----------     -----------
                                                                             (UNAUDITED)
                                                                        (THOUSANDS OF DOLLARS)
Long-term debt:
  Variable Rate Asset Backed Certificates...........................  $  330,000     $   330,000
  $200 million Credit Facility due 2001.............................      70,000          20,000
  $300 million Senior Revolving Credit Facility due 1998............     190,000         190,000
  $373,750,000 principal amount at maturity Liquid Yield Option(TM)
     Notes
     due 2013.......................................................     149,667         149,667
  Other notes payable...............................................       6,641           6,641
                                                                      ----------      ----------
     Total long-term debt...........................................     746,308         696,308
Company-obligated mandatorily redeemable preferred securities of subsidiary Trust holding solely Company junior subordinated
  debentures(2).....................................................          --         100,000
Stockholders' equity:
  Preferred stock, $.01 par value, 2,000,000 shares authorized, none
     outstanding....................................................          --              --
  Common stock, $1.00 par value, 30,000,000 shares authorized,
     16,929,010 shares issued and outstanding(3)....................      16,929          16,929
  Additional paid-in capital........................................     118,280         118,280
  Retained earnings.................................................     332,308         332,308
  Unearned Employee Stock Ownership Plan shares.....................      (6,612)         (6,612)
  Net unrealized loss on investments, net of deferred taxes.........      (7,060)         (7,060)
                                                                      ----------      ----------
     Total stockholders' equity.....................................     453,845         453,845
                                                                      ----------      ----------
          Total capitalization......................................  $1,200,153     $ 1,250,153
                                                                      ==========      ==========

---------------
(1) Reflects receipt and application of the estimated net proceeds from the sale of the Preferred Securities offered hereby. See "Use of Proceeds."

(2) As described in this Prospectus, the sole assets of the Trust will be the 9% Junior Subordinated Debentures due March 31, 2026 of Fremont General with a principal amount of $100,000,000, and upon redemption of such debt the Preferred Securities will be mandatorily redeemable.

(3) Excludes 1,217,269 shares of Common Stock reserved for issuance upon the exercise of outstanding options pursuant to the Company's stock option plan as of September 30, 1995 and 4,805,640 shares of Common Stock issuable upon the conversion of the LYONs.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     Except as provided below, the following table sets forth certain selected financial data for, and as of the end of, each of the years in the five-year period ended December 31, 1994 as derived from the consolidated financial statements of the Company and related notes thereto, which have been audited by the Company's independent auditors. The table also sets forth certain selected unaudited financial data for, and as of the end of, each of the nine months ended September 30, 1994 and 1995 as derived from the unaudited consolidated financial statements of the Company and related notes thereto. This selected consolidated financial data should be read in conjunction with "Recent Developments" and with the Consolidated Financial Statements and related notes incorporated by reference in this Prospectus.

                                                                                                             NINE MONTHS
                                                                                                                ENDED
                                                                YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                                  ----------------------------------------------------   -------------------
                                                  1990(1)      1991       1992       1993       1994       1994     1995(2)
                                                  --------   --------   --------   --------   --------   --------   --------
                                                                                                             (UNAUDITED)
                                                    (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA, RATIOS AND PERCENTS)
INCOME STATEMENT DATA:
  Property and casualty premiums earned.........  $411,403   $413,156   $411,956   $455,765   $433,584   $329,343   $457,694
  Net investment income.........................    82,992     73,796     70,820     77,198     76,821     58,962     85,842
  Loan interest income..........................    50,191     60,685     73,310     87,244    113,382     77,405    120,928
  Realized investment gains (losses)............        92      5,290     16,208      2,165       (315)       120          8
  Other revenue.................................    28,712     28,247     26,399     29,033     29,676     21,969     26,179
                                                  --------   --------   --------   --------   --------   --------   --------
        Total revenues..........................  $573,390   $581,174   $598,693   $651,405   $653,148   $487,799   $690,651
                                                  ========   ========   ========   ========   ========   ========   ========
  Property and casualty income..................  $ 46,805   $ 37,946   $ 45,187   $ 52,092   $ 61,265   $ 45,671   $ 60,048
  Financial services income.....................     1,001      9,340     14,878     21,456     28,014     21,033     25,838
  Other interest and corporate expense..........    (8,801)    (6,277)   (11,484)    (9,200)    (7,708)    (5,380)   (13,036)
                                                  --------   --------   --------   --------   --------   --------   --------
  Income before taxes, discontinued operations,
    extraordinary items and cumulative effect of
    accounting change...........................    39,005     41,009     48,581     64,348     81,571     61,324     72,850
  Income tax expense............................   (12,888)    (8,878)   (13,381)   (21,638)   (25,759)   (19,665)   (23,512)
  Discontinued operations and extraordinary
    items.......................................       711       (964)        --         --         --         --         --
  Cumulative effect of accounting change for
    income taxes................................        --         --     43,509         --         --         --         --
                                                  --------   --------   --------   --------   --------   --------   --------
  Net income....................................  $ 26,828   $ 31,167   $ 78,709   $ 42,710   $ 55,812   $ 41,659   $ 49,338
                                                  ========   ========   ========   ========   ========   ========   ========
PER COMMON SHARE DATA(3):
  Cash dividends declared.......................  $   0.32   $   0.35   $   0.39   $   0.44   $   0.45   $  0.3 4   $   0.38
  Stockholders' equity:
    Including FASB 115 for 1994 and 1995(4).....       N/A        N/A        N/A        N/A      13.84      13.99      17.87
    Excluding FASB 115 for 1994 and 1995(4).....      8.53       9.79      13.39      14.55      16.40      15.95      18.15
  Income before discontinued operations,
    extraordinary items and cumulative effect of
    accounting change:
    Primary.....................................      1.28       1.57       1.73       1.85       2.16       1.61       1.90
    Fully diluted...............................      1.20       1.43       1.53       1.65       1.82       1.36       1.59
  Net income:
    Primary.....................................      1.31       1.52       3.84       1.85       2.16       1.61       1.90
    Fully diluted...............................      1.23       1.39       3.29       1.65       1.82       1.36       1.59
RATIO OF EARNINGS TO FIXED CHARGES(5):
  Including interest on thrift deposits.........      2.02x      1.97x      2.03x      2.34x      2.29x      2.44x      1.95x
  Excluding interest on thrift deposits.........      2.67x      2.72x      2.70x      3.34x      3.34x      3.49x      2.79x
GAAP RATIOS FOR PROPERTY AND CASUALTY
  SUBSIDIARIES:
  Combined ratio................................     105.0%     106.0%     105.4%     101.2%      98.0%      98.4%     100.7%

                                                                        DECEMBER 31,
                                               --------------------------------------------------------------   SEPTEMBER 30,
                                                1990(1)        1991         1992         1993         1994         1995(2)
                                               ----------   ----------   ----------   ----------   ----------   -------------
                                                                   (THOUSANDS OF DOLLARS)                        (UNAUDITED)
BALANCE SHEET DATA:
  Total assets(6)............................  $1,969,347   $1,952,169   $2,070,533   $2,669,290   $3,134,390    $ 4,285,673
  Fixed income and other investments.........     773,309      772,947      782,542    1,055,289      888,918      1,749,983
  Loans receivable...........................     431,744      519,874      689,443      846,443    1,440,774      1,508,074
  Claims and policy liabilities(6)...........     870,909      838,459      812,081    1,007,054    1,012,704      1,915,464
  Long-term debt.............................     102,073      101,303      100,572      451,581      468,390        746,308
  Stockholders' equity:
    Including FASB 115 for 1994 and
      1995(4)................................         N/A          N/A          N/A          N/A      351,013        453,845
    Excluding FASB 115 for 1994 and
      1995(4)................................     174,828      198,724      271,710      369,369      416,378        460,905

---------------
(1) Fremont General acquired Investors Bancor in 1990 and, in 1989, a majority ownership in Fremont Pacific Capital Corporation, which owned two workers' compensation insurance companies. This percentage ownership was increased to 100% at December 1, 1991.

(2) The Company acquired Casualty Insurance Company on February 22, 1995.

(3) Adjusted for a three-for-two split of the Common Stock distributed on February 7, 1996 to stockholders of record at close of business on January 8, 1996, a ten percent stock dividend distributed June 1995 and a three-for-two split of the Common Stock effected June 1993.

(4) Effective January 1994, FASB 115 changed the accounting treatment afforded the Company's investment portfolio wherein unrealized gains and losses on securities designated by the Company as available for sale are included, net of deferred taxes, as a component of stockholders' equity.

(5) The ratio of earnings to fixed charges is expressed as the ratio of income before income taxes, discontinued operations, extraordinary items, cumulative effects of accounting changes and fixed charges to fixed charges. Fixed charges consist principally of interest expense and the interest component of rental expense.

(6) Reflects an increase of approximately $139 million at December 31, 1993 due to a change in accounting principle.

                              RECENT DEVELOPMENTS

OVERVIEW

     Fremont General is a diversified holding company engaged through subsidiaries in selected insurance and financial service businesses. The Company is one of the largest mono-line workers' compensation insurer in the United States, with major market positions in California and Illinois, and a presence in Arizona, Indiana, Michigan and Wisconsin. For the first nine months of 1995, the Company's workers' compensation insurance premiums were approximately evenly distributed between the Western and the Midwestern regions. For the year ended December 31, 1994 and the nine months ended September 30, 1995, the Company had workers' compensation insurance premiums earned of $401 million and $433 million, respectively. The Company recently expanded its workers' compensation operations through the acquisition on February 22, 1995 of Casualty and its wholly owned subsidiary WCIC. Casualty is the largest underwriter of workers' compensation insurance in Illinois with additional operations directly or indirectly in Indiana, Michigan and Wisconsin. Fremont General believes that this acquisition provides the Company with a national platform upon which to build its workers' compensation business, while providing greater geographic diversification. A.M. Best rates the Company's workers' compensation insurance subsidiaries on a consolidated basis as "A-" (Excellent). An "A-" rating is A.M. Best's fourth highest rating category out of fifteen rating categories ranging from "A++" (Superior) to "F" (In Liquidation).

     The Company also has growing financial services operations engaged principally in commercial finance lending, principally to middle market companies nationwide, and residential and commercial real estate lending in California. The Company's financial services loan portfolio has grown from $536 million at December 31, 1991 to $1.5 billion at September 30, 1995. By engaging in several selected businesses which are geographically diverse the Company believes it can achieve greater stability in its operating results. Over the five years ended December 31, 1994, the Company's income before taxes grew at compound annual rates of approximately 20% to $82 million in 1994. The Company's book value increased from $165 million at December 31, 1989 to $454 million at September 30, 1995. The Company's assets exceeded $4 billion at September 30, 1995.

     The Casualty acquisition has resulted in the Company's revenues approaching parity between the Western and Midwestern regions, which the Company believes mitigates potential fluctuations in earnings resulting from cyclical downturns in various industries or regional economies. For the nine-months ended September 30, 1995, the Company's workers' compensation premiums earned in its Western region, consisting primarily of California, accounted for $228 million, or 53% of the Company's total workers' compensation premiums earned for such period, representing a decrease of $77 million from the comparable period in 1994. This decrease was due primarily to the increased price competition resulting from California's adoption of an open rating system and the repeal of the minimum rate law. This increased price competition has led to (i) lower premium rates and (ii) a lower average policy size due to the Company's shift in focus to smaller employers. The Company expects that the premiums earned in California will continue to decrease, principally due to price competition. For the nine months ended September 30, 1995, the Company's workers' compensation premiums earned in its Midwestern region, consisting primarily of Illinois, accounted for $205 million, or 47% of the Company's total workers' compensation premiums earned.

     The Company's balance sheet at September 30, 1995 has also been significantly impacted by the acquisition of Casualty, which was treated as a purchase for accounting purposes. The purchase price paid was $250 million, comprised of $225 million in cash and $25 million in a note payable. The assets acquired account for the significant increase in the Company's fixed maturity and non-redeemable preferred stock portfolios at September 30, 1995 as compared to December 31, 1994.

     The Company's medical malpractice insurance operation predominantly writes standard professional liability insurance for physicians and other healthcare providers, primarily in California. The Company has been able to maintain its premium volume and achieve favorable loss experience through selective underwriting.

     The Company manages its investments internally. As of September 30, 1995, substantially all of the securities in the portfolio were rated investment grade. Using Standard and Poor's Corporation, Moody's Investors Service, Inc. and Fitch Investor Services rating services, approximately 65% were rated "A" or higher, approximately 35% were rated "BBB" and less than 1% were rated "BB" as of September 30, 1995. These investment securities had an approximate fair value of $624 million and $1.5 billion at December 31, 1994 and September 30, 1995, respectively, which was below amortized cost by approximately $108 million and $11 million, respectively. The Company does not currently intend to invest in securities rated below investment grade. Included in the investment portfolio as of September 30, 1995 were inverse variable rate collateralized mortgage obligations with a fair value of $64 million (amortized cost of $78 million). These securities, which have a rating of "AAA," represent 4% of the Company's total investment portfolio at September 30, 1995.

     Fremont Financial makes commercial finance loans to small and middle market businesses nationwide. These commercial finance loans are primarily secured by accounts receivable and inventory. Fremont Financial's total loan portfolio grew from $189 million at December 31, 1991 to $625 million at September 30, 1995. This growth has been achieved partly through development of Fremont Financial's customer base and partly through purchases of loans originated by others. The lending market has become increasingly competitive for small to middle market commercial borrowers. As a result, Fremont Financial has experienced decreasing yields on its commercial finance loans.

     In 1990, the Company acquired Fremont I&L, a California thrift and loan that now serves more than 22,000 customers through its 13 branches. The thrift and loan operations are primarily engaged in commercial real estate loans with principal amounts primarily between $1 to $5 million and residential real estate loans with principal amounts below $300,000. Assets of the thrift and loan operation grew from $278 million at December 31, 1991 to $957 million at September 30, 1995, due to increased loan originations and to the purchase of loans from other financial institutions. The ability of the Company to continue to originate loans, and of borrowers to repay outstanding loans, may be impaired by adverse changes in local or regional economic conditions which affect such areas or by adverse changes in the real estate market in those areas. Such events could also have a significant adverse impact on the value of such collateral. If the Company's collateral were to prove inadequate, the Company's results of operations could be adversely affected.

     On December 4, 1995, the Company announced a three-for-two stock split of its Common Stock for stockholders of record at January 8, 1996. The stock split was distributed on February 7, 1996.

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth under the heading "Risk Factors."

RESULTS OF OPERATIONS

  Summary of Recent Financial Results for the Year Ended December 31, 1995 (unaudited)

     The Company generated revenues of approximately $924 million for the year ended December 31, 1995 as compared to approximately $653 million for the previous year representing an increase of 42%. Realized investment gains for the year ended December 31, 1995 were $1,000 compared to realized investment losses of $315,000 for the similar prior year period. Net income for the year ended December 31, 1995 was approximately $68 million, or $2.61 per share, compared to approximately $56 million, or $2.16 per share for the same prior year period. For the year ended December 31, 1995, income before taxes was $100.3 million compared to $81.6 million for the previous year, representing an increase of 23%.

     Workers' compensation insurance operations posted income before taxes of $85 million for the year ended December 31, 1995, as compared to $62.2 million for the year ended December 31, 1994. The increase in income before taxes of 37% is due primarily to the acquisition of Casualty, which was completed in February of 1995. The GAAP combined ratio for the year ended December 31, 1995 was 100.4% as compared to 97.6% for the year ended December 31, 1994.

     The Company's financial services operations posted income before taxes for the year ended December 31, 1995 of $35.7 million as compared to $28.0 million for the year ended December 31, 1994, representing an increase of 28%. This increase is due primarily to the significant growth in the average loan portfolio from $1.1 billion through December 31, 1994, to $1.5 billion through December 31, 1995.

  Results of Operations for the Nine Months Ended September 30, 1995

     The following table presents information for the nine months ended September 30, 1994 and 1995 with respect to the Company's principal lines of business.

                                                                       NINE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                                                     ---------------------
                                                                       1994         1995
                                                                     --------     --------
                                                                          (UNAUDITED)
                                                                         (THOUSANDS OF
                                                                           DOLLARS)
    Revenues:
      Workers' compensation........................................  $348,758     $504,068
      Medical malpractice..........................................    24,717       26,079
      Property and casualty corporate and other....................     3,379        2,174
                                                                     --------     --------
              Total property and casualty..........................   376,854      532,321
      Financial services...........................................   108,087      157,822
      Corporate....................................................     2,858          508
                                                                     --------     --------
              Total................................................  $487,799     $690,651
                                                                     ========     ========
    Income (Loss) Before Taxes:
      Workers' compensation........................................  $ 46,062     $ 61,556
      Medical malpractice..........................................     5,533        3,762
      Property and casualty corporate and other....................    (5,924)      (5,270)
                                                                     --------     --------
              Total property and casualty..........................    45,671       60,048
      Financial services...........................................    21,033       25,838
      Corporate....................................................    (5,380)     (13,036)
                                                                     --------     --------
              Total................................................  $ 61,324     $ 72,850
                                                                     ========     ========

     The Company generated revenues of approximately $691 million in the nine months ended September 30, 1995, as compared to $488 million for the same period in 1994. The 42% increase in revenues is due primarily to higher workers' compensation premiums and net investment income. The higher workers' compensation premiums earned and net investment income are due primarily to the acquisition of Casualty, partially offset by lower premiums earned in California. Realized investment gains in the nine months ended September 30, 1995 were $8,000, compared to $120,000 for the same period in 1994.

     Net income for the nine months ended September 30, 1995 was $49.3 million or $1.90 per share compared to $41.7 million or $1.61 per share for the same period in 1994. For the nine months ended September 30, 1995, income before tax was $72.9 million compared to $61.3 million for the same period in 1994, representing an increase of 19% in the nine months ended September 30, 1995.

     Workers' compensation insurance operations posted income before taxes of $61.6 million for the nine months ended September 30, 1995 as compared to $46.1 million for the same period in 1994. The increase in income before taxes of 34% for the nine month periods is due primarily to the acquisition of Casualty, offset partially by lower income on the Company's California business. The GAAP combined ratio for the nine months ended September 30, 1995 was 100.6% compared to 98.2% for the same period in 1994.

     Medical malpractice insurance operations recorded income before tax of $3.8 million for the nine months ended September 30, 1995 as compared to $5.5 million for the same period in 1994. The lower pre-tax income in 1995 is due primarily to an increase in the frequency of reported claims as compared to the same period in 1994.

     The financial services operations posted an increase in income before taxes for the nine months ended September 30, 1995 of 23% as compared to the same period in 1994. This segment, which primarily includes commercial finance and thrift and loan operations, recorded income before taxes of $25.8 million for the nine months ended September 30, 1995 as compared to $21.0 million for the same period in 1994. These increases are due primarily to the significant growth in the average loan portfolio from $1.0 billion at September 30, 1994, to $1.5 billion at September 30, 1995. Contributing to this growth in the loan portfolio is the acquisition of approximately $126 million in commercial real estate loan portfolios which were completed during the period from September 30, 1994 to September 30, 1995.

     The Company's property and casualty corporate and other segment is composed of miscellaneous revenues and expenses associated with the Company's downstream property and casualty insurance holding company. Since this segment's operations consist primarily of interest expense and overhead expenses, management does not expect this segment to operate at a profit.

     Corporate revenues during the nine months ended September 30, 1995 and 1994 consisted primarily of investment income, while corporate expenses consisted primarily of interest expense and general and administrative expense. The increase in corporate loss before taxes for the nine months ended September 30, 1995 is due primarily to increased interest expense and decreased investment income. The increase in interest expense is due primarily to additional debt incurred in the acquisition of Casualty, along with modest increases in administrative expenses.

     Income tax expense of $23.5 million for the nine months ended September 30, 1995 represent an effective tax rate of 32.3% on pre-tax income of $72.9 million. The 1995 effective tax rate is similar to the effective tax rate of 32.1% for the same period in 1994. The Company's effective tax rate was lower than the enacted federal income tax rate of 35%, due primarily to tax exempt investment income which reduces the Company's taxable income.

LIQUIDITY AND CAPITAL RESOURCES

     The property and casualty insurance operations must have cash and liquid assets available to meet their obligations to policyholders in accordance with contractual obligations, in addition to having the funds available to meet ordinary operating costs. These operations have several sources of funds to meet their obligations, including cash flow from operations, recoveries from reinsurance contracts and investment securities. By statute, the majority of the cash from these operations is required to be invested in investment grade securities to provide protection for policyholders. The Company invests in fixed income securities with an objective of providing a reasonable return while limiting credit and liquidity risk. The Company's investment portfolio had a net unrealized loss of $108 million and $11 million at December 31, 1994 and September 30, 1995, respectively.

     The Company's commercial finance operation funds its lending activities through an asset securitization program, an unsecured revolving line of credit with a syndicated bank group and its capital. The securities issued in the asset securitization program have scheduled maturities of three and four years with the first scheduled maturity of $200 million in March 1996, but could mature earlier depending on fluctuations in outstanding balances of loans in the portfolio and other factors. As of September 30, 1995, $330 million was outstanding and, up to $470 million in additional asset-backed certificates may be issued pursuant to a shelf registration statement. The Company's commercial finance operation has an unsecured revolving line of credit with a syndicated bank group that presently permits borrowings of up to $300 million, of which $190 million was outstanding as of September 30, 1995. This credit line is primarily used to finance assets which are not included in the Company's asset securitization program. This credit line expires August 1998.

     The Company's thrift and loan operation finances its lending activities primarily through customer deposits, which have grown from $747 million at December 31, 1994 to $829 million at September 30, 1995. In January 1995, Fremont I&L became eligible for financing through the Federal Home Loan Bank of San Francisco ("FHLB"). This financing is available at varying rates and terms. As of September 30, 1995, $109 million was available under the facility and no borrowings were outstanding.

     As a holding company, Fremont General pays its operating expenses, meets its other obligations and pays stockholder dividends from its cash on hand, management fees paid by its subsidiaries and dividends paid by its subsidiaries. Several of the Company's subsidiaries are subject to California laws that restrict their ability to distribute dividends. The Company expects that during the next few years dividends from its subsidiaries will consist primarily of dividends from its property and casualty subsidiaries and dividends on preferred stock of its financial service subsidiaries. The maximum amount available for payment of dividends by the property and casualty subsidiaries during 1995 without prior regulatory approval is approximately $24 million, of which $8 million was paid during the first nine months of 1995.

     To facilitate general corporate operations, the Company has obtained a revolving line of credit with a syndicated bank group that permits borrowings of up to $200 million, of which $70 million was outstanding as of September 30, 1995. The Company's Employee Stock Ownership Plan has a term loan of up to $15 million of which $6.6 million was outstanding on September 30, 1995.

     On February 22, 1995, the Company completed the acquisition of Casualty which resulted in the disbursement of funds totaling $250 million, comprised $225 million in cash and $25 million in a note payable. The cash used to fund the acquisition included $55 million in borrowings under the Company's existing line of credit and the remainder from internally generated funds.

     The Company believes that its existing cash, bank lines of credit, revenues from operations and other available sources of liquidity will be sufficient to satisfy its liquidity needs for the next several years.

                    DESCRIPTION OF THE PREFERRED SECURITIES

     The Preferred Securities will be issued pursuant to the terms of the Declaration. The Declaration will be qualified as an indenture under the Trust Indenture Act. The Institutional Trustee, The Chase Manhattan Bank, N.A., a national banking association, will act as indenture trustee for the Preferred Securities under the Declaration for purposes of compliance with the provisions of the Business Trust Act and the Trust Indenture Act. The terms of the Preferred Securities will include those stated in the Declaration and those made part of the Declaration by the Trust Indenture Act. The following summary of all of the principal terms and provisions of the Preferred Securities does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Declaration, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, the Business Trust Act and the Trust Indenture Act. As used in this section, references to "Fremont General" or the "Company" refer to Fremont General Corporation and not to any of its subsidiaries.

GENERAL

     The Declaration authorizes the Regular Trustees to issue the Trust Securities on behalf of the Trust, which securities represent undivided beneficial interests in the assets of the Trust. All of the Common Securities will be owned, directly or indirectly, by Fremont General. The Common Securities rank pari passu, and payments will be made thereon on a pro rata basis, with the Preferred Securities, except that upon the occurrence of a Declaration Event of Default, the rights of the holders of the Common Securities to receive payment of periodic distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Preferred Securities. The Declaration does not permit the issuance by the Trust of any securities other than the Trust Securities or the incurrence by the Trust of any indebtedness. Pursuant to the Declaration, the Institutional Trustee will hold the Junior Subordinated Debentures purchased by the Trust for the benefit of the holders of the Trust Securities. The payment of distributions out of money held by the Trust, and payments upon redemption of the Preferred Securities or liquidation of the Trust, are guaranteed by Fremont General to the extent described under "Description of the Guarantee." The Guarantee will be held by The Chase Manhattan Bank, N.A., a national banking association, the Guarantee Trustee, for the benefit of the holders of the Preferred Securities. The Guarantee does not cover payment of distributions when the Trust does not have sufficient available funds to pay such distributions. In such event, the remedy of a holder of Preferred Securities is to vote to direct the Institutional Trustee to enforce the Institutional Trustee's rights against Fremont General under the Junior Subordinated Debentures. See "-- Voting Rights."

DISTRIBUTIONS

     Distributions on the Preferred Securities will be fixed at a rate per annum of 9% of the stated liquidation amount of $25 per Preferred Security. Distributions in arrears for more than one quarter will bear interest thereon at the rate per annum of 9% thereof, compounded quarterly. The term "distribution" as used herein includes any such interest payable unless otherwise stated. The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

     Distributions on the Preferred Securities will be cumulative, will accrue from March 6, 1996, and will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing March 31, 1996, when, as and if available for payment, distributions will be made by the Institutional Trustee, except as otherwise described below.

     Fremont General has the right under the Indenture to defer payments of interest on the Junior Subordinated Debentures by extending the interest payment period from time to time on the Junior Subordinated Debentures, which, if exercised, would defer quarterly distributions on the Preferred Securities (such distributions would continue to accrue interest and interest would continue to accrue on the Junior Subordinated Debentures) during any such extended interest payment period. Such right to extend the interest payment period for the Junior Subordinated Debentures is limited to a period not exceeding 20 consecutive quarters or extending beyond the maturity of the Junior Subordinated Debentures. In the event that Fremont General exercises this right, then (a) Fremont General shall not, and shall not allow any of its subsidiaries (other than its wholly owned subsidiaries) to, declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of its capital stock (other than (i) repurchases or acquisitions of shares of the Common Stock of Fremont General as contemplated by any employment arrangement, benefit plan or other similar contract with or for the benefit of employees, officers or directors entered into in the ordinary course of business, (ii) as a result of an exchange or conversion of any class or series of Fremont General's capital stock for Fremont General Common Stock, (iii) the purchase of fractional interests in shares of Fremont General's capital stock pursuant to the conversion or exchange provisions of such Fremont General capital stock or the security being converted or exchanged, or (iv) the payment of any stock dividend by Fremont General payable in Fremont General's Common Stock) or make any guarantee payments with respect to the foregoing and (b) Fremont General shall not, and shall not allow any of its subsidiaries to, make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by Fremont General that rank pari passu with or junior to the Junior Subordinated Debentures except as (i) required in accordance with the terms thereof (including, in the case of junior debt, the subordination provisions thereof), (ii) in connection with a contemporaneous refinancing of such debt securities with the proceeds of a new issuance of debt securities which have terms and provisions no more favorable to the holder than those of the debt securities repurchased or refinanced or (iii) in connection with the contemporaneous conversion or exchange of such debt securities for Common Stock of Fremont General; provided, however, that in no event shall the amount to be paid by Fremont General or any of its subsidiaries under (a) or (b)(ii) or (iii) above exceed in the aggregate $500,000 per year. Prior to the termination of any such Extension Period, Fremont General may further extend the interest payment period; provided, that no Extension Period may exceed 20 consecutive quarters or extend beyond the maturity of the Junior Subordinated Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, Fremont General may elect to commence a new Extension Period, subject to the above requirements. See "Description of the Junior Subordinated
Debentures -- Interest" and "Description of the Junior Subordinated
Debentures -- Option to Extend Interest Payment Period" below. If distributions are deferred, the deferred distributions and accrued interest thereon shall be paid to holders of record of the Preferred Securities as they appear on the books and records of the Trust on the record date next following the termination of such deferral period.

     Distributions on the Preferred Securities must be paid on the dates payable to the extent that no Extension Period is then in effect and the Trust has funds available for the payment of such distributions in the Property Account (as defined in the Declaration). The Trust's funds available for distribution to the holders of the Preferred Securities will be limited to payments received from Fremont General on the Junior Subordinated Debentures. The payment of distributions out of moneys held by the Trust is guaranteed by Fremont General to the extent set forth under "Description of the Guarantee." In the event that an Insolvency Proceeding were initiated by or against the Company, the Indenture provides that the Institutional Trustee, as holder of the Junior Subordinated Debentures, is not entitled to receive or to retain any amounts received in respect of the Junior Subordinated Debentures until all outstanding Senior Indebtedness has been paid in full. In such event no amounts would be available to make distributions to the holders of the Preferred Securities until such Senior Indebtedness of the Company has been paid in full. In addition, the Indenture provides that no payments may be made in respect of the Junior Subordinated Debentures, and therefore no amounts would be available for distributions in respect of the Preferred Securities, so long as any default under any Senior Indebtedness has occurred and, with respect to defaults other than payment defaults continued beyond applicable grace periods, the maturity of any Senior Indebtedness has been accelerated.

     Distributions on the Preferred Securities will be payable to the holders thereof as they appear on the books and records of the Trust on the relevant record dates, which, as long as the Preferred Securities remain in book-entry only form, will be one Business Day prior to the relevant payment dates. Such distributions will be paid through the Institutional Trustee who will hold amounts received in respect of the Junior Subordinated Debentures in the Property Account for the benefit of the holders of the Trust Securities. Subject to any applicable laws and regulations and the provisions of the Declaration, each such payment will be made as described under "--Book-Entry Only
Issuance -- The Depository Trust Company" below. In the event that the Preferred Securities do not continue to remain in book-entry only form, the Regular Trustees shall have the right to select relevant record dates, which shall be more than one Business Day prior to the relevant payment dates. In the event that any date on which distributions are to be made on the Preferred Securities is not a Business Day, then payment of the distributions payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such distribution date. A "Business Day" shall mean any day other than Saturday, Sunday or any other day on which banking institutions in New York City are permitted or required by any applicable law to close.

MANDATORY REDEMPTION OF THE PREFERRED SECURITIES

     The Junior Subordinated Debentures will mature on March 31, 2026, subject to the election by Fremont General to extend the maturity thereof up to March 31, 2045, and may be redeemed, in whole or in part, at any time on or after March 31, 2001, or at any time in certain circumstances upon the occurrence of a Tax Event. See "-- Tax Event Redemption or Distribution" below. Upon the repayment of the Junior Subordinated Debentures, whether at maturity or upon acceleration, redemption or otherwise, the proceeds from such repayment or payment shall simultaneously be applied to redeem Trust Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Junior Subordinated Debentures so repaid or redeemed at the Redemption Price; provided that, except in the case of payments upon maturity, holders of Trust Securities shall be given not less than 30 nor more than 60 days notice of such redemption. See "Description of the Junior Subordinated Debentures -- Optional Redemption." In the event that fewer than all of the outstanding Preferred Securities are to be redeemed, the Preferred Securities will be redeemed in accordance with the procedures of DTC "See -- Book-Entry Only Issuance -- The Depository Trust Company" below.

TAX EVENT REDEMPTION OR DISTRIBUTION

     "Tax Event" means that the Regular Trustees shall have received an opinion from independent tax counsel experienced in such matters (a "Dissolution Tax Opinion") to the effect that, on or after the date of this Prospectus, as a result of (a) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein or (b) any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority, which amendment or change is enacted, promulgated, issued or announced or which interpretation or pronouncement is issued or announced or which action is taken, in each case on or after the date of this Prospectus, there is more than an insubstantial risk that (i) the Trust would be subject to United States federal income tax with respect to interest accrued or received on the Junior Subordinated Debentures, (ii) interest payable to the Trust on the Junior Subordinated Debentures would not be deductible in whole or in part by Fremont General for United States federal income tax purposes or (iii) the Trust would be subject to more than a de minimis amount of other taxes, duties or other governmental charges.

     If, at any time, a Tax Event shall occur and be continuing, the Trust shall, except in the circumstances described below, be dissolved with the result that Junior Subordinated Debentures with an aggregate principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the distribution rate of, and accrued and unpaid interest equal to accrued and unpaid distributions on, the Trust Securities would be distributed to the holders of the Trust Securities, in liquidation of such holders' interests in the Trust on a pro rata basis, within 90 days following the occurrence of such Tax Event; provided, however, that in the case of the occurrence of a Tax Event, as a condition of such dissolution and distribution, the Regular Trustees shall have received an opinion from independent tax counsel experienced in such matters (a "No Recognition Opinion"), which opinion may rely on published revenue rulings of the Internal Revenue Service, to the effect that the holders of the Trust Securities will not recognize any gain or loss for United States federal income tax purposes as a result of such dissolution of the Trust and the distribution of the Junior Subordinated Debentures; and, provided, further, that, if at the time there is available to the Trust the opportunity to eliminate, within such 90-day period, the Tax Event by taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure, which has no adverse effect on the

Trust, Fremont General or the holders of the Trust Securities, the Trust will pursue such measure in lieu of dissolution. Furthermore, if in the case of the occurrence of a Tax Event, (i) Fremont General has received an opinion (a "Redemption Tax Opinion") from independent tax counsel experienced in such matters that, as a result of a Tax Event, there is more than an insubstantial risk that Fremont General would be precluded from deducting the interest on the Junior Subordinated Debentures for United States federal income tax purposes even after the Junior Subordinated Debentures were distributed to the holders of Trust Securities in liquidation of such holders' interests in the Trust as described above or (ii) the Regular Trustees shall have been informed by such tax counsel that a No Recognition Opinion cannot be delivered, Fremont General shall have the right, upon not less than 30 nor more than 60 days notice, to redeem the Junior Subordinated Debentures in whole or in part for cash within 90 days following the occurrence of such Tax Event, and, following such redemption, Trust Securities with an aggregate liquidation amount equal to the aggregate principal amount of the Junior Subordinated Debentures so redeemed shall be redeemed by the Trust at the Redemption Price on a pro rata basis; provided, however, that, if at the time there is available to Fremont General or the Trust the opportunity to eliminate, within such 90-day period, the Tax Event by taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure which has no adverse effect on the Trust, Fremont General or the holders of the Trust Securities, Fremont General or the Trust will pursue such measure in lieu of redemption. See "United States Federal Income Taxation -- Receipt of Junior Subordinated Debentures or Cash Upon Liquidation of the Trust."

     If Junior Subordinated Debentures are distributed to the holders of the Preferred Securities, Fremont General will use its best efforts to have the Junior Subordinated Debentures listed on the New York Stock Exchange or on such other exchange as the Preferred Securities are then listed.

     After the date for any distribution of Junior Subordinated Debentures upon dissolution of the Trust, upon the occurrence of a Tax Event or otherwise, (i) the Preferred Securities and Preferred Securities Guarantee will no longer be deemed to be outstanding, (ii) the depositary or its nominee, as the record holder of the Preferred Securities, will receive a registered global certificate or certificates representing the Junior Subordinated Debentures to be delivered upon such distribution and (iii) any certificates representing Preferred Securities and the Preferred Securities Guarantee not held by the depositary or its nominee will be deemed to represent Junior Subordinated Debentures having an aggregate principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the distribution rate of, and accrued and unpaid interest equal to accrued and unpaid distributions on, such Preferred Securities, until such certificates are presented to Fremont General or its agent for transfer or exchange.

     There can be no assurance as to the market prices for the Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for the Preferred Securities if a dissolution and liquidation of the Trust were to occur. Accordingly, the Preferred Securities that an investor may purchase, or the Junior Subordinated Debentures that the investor may receive on dissolution and liquidation of the Trust, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

PROPOSED TAX LEGISLATION

     On December 7, 1995, the Treasury Department announced certain legislative proposals to be submitted to the Congress, including a proposal (the "Treasury Proposal") which would treat as equity and not as debt, and accordingly deny any deduction for interest or OID on, any instruments with terms similar to the Junior Subordinated Debentures. If the Treasury Proposal were enacted by Congress without substantial modification or without transitional relief, it would have been applicable to the Junior Subordinated Debentures and would have resulted in the characterization of the Junior Subordinated Debentures as equity, thus denying any deduction to the Company for interest or OID accrued on the Junior Subordinated Debentures. In a Treasury Department News Release issued on December 19, 1995 (the "Release"), the Treasury Department stated that, based on input it had received to date, it would recommend to Congress that transitional relief from the Treasury Proposal be granted for instruments issued pursuant to a registration statement filed with the Securities and Exchange Commission on or before December 7, 1995. Because the registration statement relating to the Preferred Securities and the Junior Subordinated Debentures was filed on December 5, 1995, based on the Release, the Junior Subordinated Debentures would not be subject to the Treasury Proposal. It is not possible to predict whether Congress will enact the Treasury Proposal or the transitional relief proposed by the Treasury Department in the Release. However, if the Treasury Proposal and the transitional relief proposed in the Release are enacted into law, the Company would be able to deduct interest or OID on the Junior Subordinated Debentures. If legislation is enacted limiting, in whole or in part, the deductibility by the Company of interest or OID on the Junior Subordinated Debentures, such enactment would constitute a Tax Event which, in certain circumstances, would require the dissolution of the Trust or permit the Company to redeem the Junior Subordinated Debentures within 90 days of the date thereof. See "Description of the Preferred Securities -- Tax Event Redemption or Distribution." The December 7, 1995 proposed tax legislation would not alter the United States federal income tax consequences of the purchase, ownership and disposition of the Preferred Securities as described above. See "United States Federal Income Taxation."

REDEMPTION PROCEDURES

     The Trust must have paid all accrued and unpaid distributions on all Trust Securities for all quarterly distribution periods terminating on or prior to any redemption date.

     If the Trust gives a notice of redemption in respect of Preferred Securities (which notice will be irrevocable), then by 12:00 noon, New York City time, on the redemption date, provided that Fremont General has paid to the Institutional Trustee a sufficient amount of cash in connection with the related redemption or maturity of the Junior Subordinated Debentures, the Trust will irrevocably deposit with the depositary funds sufficient to pay the applicable Redemption Price and will give the depositary irrevocable instructions and authority to pay the Redemption Price to the holders of the Preferred Securities. Thereupon, distributions will cease to accrue on the Preferred Securities to be redeemed. See "-- Book-Entry Only Issuance -- The Depository Trust Company." If notice of redemption shall have been given and funds deposited as required, then immediately prior to the close of business on the date of such deposit, all rights of holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of Preferred Securities is improperly withheld or refused and not paid either by the Trust or by Fremont General pursuant to the Preferred Securities Guarantee, distributions on such Preferred Securities will continue to accrue at the rate then currently being paid pursuant to the Declaration, from the original redemption date to the actual date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price.

     In the event that fewer than all of the outstanding Preferred Securities are to be redeemed, the Preferred Securities will be redeemed pro rata as described under "-- Book-Entry Only Issuance -- The Depository Trust Company."

     Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), Fremont General or its affiliates may, at any time and from time to time, purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

     In the event of any voluntary or involuntary liquidation, dissolution, winding-up or termination of the Trust (each, a "Liquidation"), the holders of the Preferred Securities will be entitled to receive out of the assets of the Trust, after satisfaction of liabilities to creditors and expenses of such Liquidation, distributions in an amount equal to the aggregate of the stated liquidation amount of $25 per Preferred Security plus accrued and unpaid distributions thereon to the date of payment (the "Liquidation Distribution"), unless, in connection with such Liquidation, Junior Subordinated Debentures in an aggregate principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the distribution rate of, and accrued and unpaid interest equal to accrued and unpaid distributions on, the Preferred Securities have been distributed on a pro rata basis to the holders of the Preferred Securities.

     The Liquidation Distribution shall be paid only to the extent that the Trust has assets available to make such Liquidation Distribution and pay the expenses of liquidation. If, upon any such Liquidation, the Liquidation Distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Trust on the Preferred Securities shall be paid on a pro rata basis. The holders of the Common Securities will be entitled to receive distributions upon any such dissolution pro rata with the holders of the Preferred Securities, except that if a Declaration Event of Default has occurred and is continuing, the Preferred Securities shall have a preference over the Common Securities with regard to such distributions. Under the Declaration, in the event of a Liquidation, Fremont General, solely in its capacity as a holder of the Common Securities of the Trust, will be liable for the debts and obligations of the Trust (other than with respect to the Trust Securities) to the extent not satisfied out of the Trust's assets. Fremont General will, however, remain liable to the extent provided pursuant to the terms of the Guarantees and the Junior Subordinated Debentures.

TERMINATION

     Pursuant to the Declaration, the Trust shall terminate upon the earliest of
(i) March 31, 2045, (ii) upon the voluntary or involuntary liquidation, insolvency or bankruptcy of Fremont General or the holder of the Common Securities, (iii) the filing of a certificate of dissolution or its equivalent with respect to Fremont General, the filing of a certificate of cancellation with respect to the Trust, or the revocation of the charter of Fremont General and the expiration of 90 days after the date of revocation without a reinstatement thereof, (iv) the distribution of Junior Subordinated Debentures upon the occurrence of a Tax Event, (v) upon the redemption of all the Trust Securities or (vi) upon the entry of a decree of a judicial dissolution of Fremont General or the Trust.

DECLARATION EVENTS OF DEFAULT

     An Indenture Event of Default also constitutes an event of default under the Declaration with respect to the Preferred Securities and the Common Securities (a "Declaration Event of Default"); provided, that pursuant to the Declaration, the holder of the Common Securities will be deemed to have waived any Declaration Event of Default with respect to the Common Securities until all Declaration Events of Default with respect to the Preferred Securities have been cured, waived or otherwise eliminated. See "Description of the Junior Subordinated Debentures -- Indenture Events of Default." As a result of such waiver deemed to be made by the holders of the Common Securities, until such Declaration Events of Default with respect to the Preferred Securities have been so cured, waived, or otherwise eliminated, the Institutional Trustee will be deemed to be acting solely on behalf of the holders of the Preferred Securities and only the holders of a majority of the Preferred Securities will have the right to direct the Institutional Trustee with respect to certain matters under the Declaration, and therefore the Indenture. See "Risk Factors -- Enforcement of Certain Rights by Holders of Preferred Securities."

     Upon the occurrence of a Declaration Event of Default, the Institutional Trustee as the sole holder of the Junior Subordinated Debentures will have the right under the Indenture to declare the principal of and interest on the Junior Subordinated Debentures to be immediately due and payable. Fremont General and the Trust are each required to file annually with the Institutional Trustee an officer's certificate as to its compliance with all conditions and covenants under the Declaration.

VOTING RIGHTS

     Except as described in this section, under the Business Trust Act, the Trust Indenture Act and under "Description of the Guarantee -- Modification of the Guarantee; Assignment," and as otherwise required by law and the Declaration, the holders of the Preferred Securities will have no voting rights.

     Subject to the requirement of the Institutional Trustee obtaining a tax opinion in certain circumstances set forth in the last sentence of this paragraph, the holders of a majority in aggregate liquidation amount of the

Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Institutional Trustee, or direct the exercise of any trust or power conferred upon the Institutional Trustee under the Declaration including the right to direct the Institutional Trustee, as holder of the Junior Subordinated Debentures, to (i) exercise the remedies available under the Indenture with respect to the Junior Subordinated Debentures, (ii) waive any past Indenture Event of Default that is waivable under Section 513 of the Indenture, or (iii) exercise any right to rescind or annul a declaration that the principal of all the Junior Subordinated Debentures shall be due and payable. If the Institutional Trustee fails, after such direction by the requisite percentage of the holders, to enforce its rights under the Junior Subordinated Debentures, a record holder of Preferred Securities may, after such holder's written request to the Institutional Trustee to enforce such rights, institute a legal proceeding directly against Fremont General to enforce the Institutional Trustee's rights under the Junior Subordinated Debentures without first instituting any legal proceeding against the Institutional Trustee or any other person or entity. The Institutional Trustee shall notify all holders of the Preferred Securities of any notice of default received from the Debt Trustee (as defined herein) with respect to the Junior Subordinated Debentures. Such notice shall state that such Indenture Event of Default also constitutes a Declaration Event of Default. Except with respect to directing the time, method and place of conducting a proceeding for a remedy, the Institutional Trustee shall not take any of the actions described in clauses (i), (ii) or (iii) above unless the Institutional Trustee has obtained an opinion of tax counsel to the effect that, as a result of such action, the Trust will not fail to be classified as a grantor trust for United States federal income tax purposes.

     In the event the consent of the Institutional Trustee, as the holder of the Junior Subordinated Debentures, is required under the Indenture with respect to any amendment, modification or termination of the Indenture, the Institutional Trustee shall request the instruction of all holders of the Trust Securities with respect to such amendment, modification, or termination and vote with respect to such amendment, modification or termination as directed by a majority in liquidation amount of the Trust Securities voting together as a single class. The Institutional Trustee shall be under no obligation to take any such action in accordance with the directions of the holders of the Trust Securities unless the Institutional Trustee has obtained an opinion of tax counsel to the effect that for the purposes of United States federal income tax the Trust will not be classified as other than a grantor trust. The Trust is designed to be a grantor trust so that it is not subject to entity level tax.

     A waiver of an Indenture Event of Default will constitute a waiver of the corresponding Declaration Event of Default.

     Any required approval or direction of holders of Preferred Securities may be given at a separate meeting of holders of Preferred Securities convened for such purpose, at a meeting of the holders of Trust Securities generally or pursuant to written consent. The Regular Trustees will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be mailed to each holder of record of Preferred Securities. Each such notice will include a statement setting forth the following information: (i) the date of such meeting or the date by which such action is to be taken; (ii) a description of any resolution proposed for adoption at such meeting on which such holders are entitled to vote or of such matter upon which written consent is sought; and (iii) instructions for the delivery of proxies or consents. No vote or consent of the holders of Preferred Securities will be required for the Trust to redeem and cancel Preferred Securities or distribute Junior Subordinated Debentures in accordance with the Declaration.

     Notwithstanding that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned at such time by Fremont General or any entity directly or indirectly controlling or controlled by, or under direct or indirect common control with, Fremont General, shall not be entitled to vote or consent and shall, for purposes of such vote or consent, be treated as if such Preferred Securities were not outstanding.

     The procedures by which holders of Preferred Securities may exercise their voting rights are described below. See "-- Book-Entry Only Issuance -- The Depository Trust Company" below.

     Holders of the Preferred Securities will have no rights to appoint or remove the Fremont Trustees (including the Institutional Trustee), who may be appointed, removed or replaced solely by Fremont General as the indirect or direct holder of all of the Common Securities.

MODIFICATION OF THE DECLARATION

     The Declaration may be modified and amended if approved by the Regular Trustees (and in certain circumstances, such as any amendment which would affect the rights, powers, duties, obligations or immunities of the Institutional Trustee, the Institutional Trustee), provided that, if any proposed amendment provides for, or the Regular Trustees otherwise propose to effect, (i) any action that would adversely affect the powers, preferences or special rights of the Trust Securities, whether by way of amendment to the Declaration or otherwise or (ii) the dissolution, winding-up or termination of the Trust other than pursuant to the terms of the Declaration, then the holders of the Trust Securities voting together as a single class will be entitled to vote on such amendment or proposal and such amendment or proposal shall not be effective except with the approval of at least a majority in liquidation amount of the Trust Securities affected thereby; provided, that, if any amendment or proposal referred to in clause (i) above would adversely affect only the Preferred Securities or the Common Securities, then only the affected class will be entitled to vote on such amendment or proposal and such amendment or proposal shall not be effective except with the approval of a majority in liquidation amount of such class of securities.

     Notwithstanding the foregoing, no amendment or modification may be made to the Declaration if such amendment or modification would (i) cause the Trust to be classified for purposes of United States federal income taxation as other than a grantor trust, (ii) reduce or otherwise adversely affect the powers of the Institutional Trustee or (iii) cause the Trust to be deemed an "investment company" which is required to be registered under the Investment Company Act of 1940, as amended (the "1940 Act").

MERGERS, CONSOLIDATIONS OR AMALGAMATIONS

     The Trust may not consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety, to any corporation or other body, except as described below. The Trust may, with the consent of the Regular Trustees and without the consent of the holders of the Trust Securities, consolidate, amalgamate, merge with or into, or be replaced by a trust organized as such under the laws of any State; provided, that (i) such successor entity either (x) expressly assumes all of the obligations of the Trust under the Trust Securities or (y) substitutes for the Preferred Securities other securities having substantially the same terms as the Trust Securities (the "Successor Securities"), so long as the Successor Securities have a priority at least equal to that of the Trust Securities rank with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) Fremont General expressly acknowledges a trustee of such successor entity possessing the same powers and duties as the Institutional Trustee as the holder of the Junior Subordinated Debentures, (iii) the Preferred Securities or any Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or with another organization on which the Preferred Securities are then listed or quoted, (iv) such merger, consolidation, amalgamation or replacement does not cause the Preferred Securities (including any Successor Securities) to be downgraded by any nationally recognized statistical rating organization which has been requested by the Company to rate the Preferred Securities, (v) such merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the Trust Securities (including any Successor Securities) in any material respect (other than with respect to any dilution of the holders' interest in the new entity), (vi) such successor entity has a purpose identical to that of the Trust, (vii) prior to such merger, consolidation, amalgamation or replacement, Fremont General has received an opinion of a nationally recognized independent counsel to the Trust experienced in such matters (which may rely on an Officer's Certificate of Fremont General as to matters of fact) to the effect that, (A) such merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the Trust Securities (including any Successor Securities) in any material respect (other than with respect to any dilution of the holders' interest in the new entity), and (B) following such merger, consolidation, amalgamation or replacement, neither the Trust nor such successor entity will be required to register as an investment company under the 1940 Act and (viii) Fremont General guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee and the Common Securities Guarantee (as defined herein). Notwithstanding the foregoing, the Trust shall not, except with the consent of holders of 100% in liquidation amount of the Trust Securities, consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if such consolidation, amalgamation, merger or replacement would cause the Trust or the Successor Entity to be classified as other than a grantor trust for United States federal income tax purposes.

BOOK-ENTRY ONLY ISSUANCE--THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as securities depositary for the Preferred Securities. The Preferred Securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global Preferred Securities certificates, representing the total aggregate number of Preferred Securities, will be issued and will be deposited with DTC.

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer or pledge beneficial interests in the global Preferred Securities as represented by a global certificate.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies ("Indirect Participants") that clear transactions through or maintain a direct or indirect custodial relationship with a Direct Participant. The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of Preferred Securities within the DTC system must be made by or through Direct Participants, which will receive a credit for each purchase of the Preferred Securities on DTC's records. The ownership interest of each actual purchaser of each Preferred Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Preferred Securities. Transfers of ownership interests in the Preferred Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Preferred Securities, except in the event that use of the book-entry system for the Preferred Securities is discontinued.

     To facilitate subsequent transfers, all the Preferred Securities deposited by Participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Preferred Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Preferred Securities. DTC's records reflect only the identity of the Direct Participants to whose accounts such Preferred Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

     Redemption notices shall be sent to Cede & Co. If less than all of the Preferred Securities are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in such Preferred Securities in accordance with its procedures.

     Although voting with respect to the Preferred Securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Preferred Securities. Under its usual procedures, DTC would mail an Omnibus Proxy to the Trust as soon as possible after the record date for such vote or consent. The Omnibus Proxy assigns Cede & Co. consenting or voting rights to those Direct Participants to whose accounts the Preferred Securities are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy). Fremont General and the Trust believe that the arrangements among DTC, Direct and Indirect Participants, and Beneficial Owners will enable the Beneficial Owners to exercise rights equivalent in substance to the rights that can be directly exercised by a holder of a beneficial interest in the Trust.

     Distribution payments on the Preferred Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and such payments will be the responsibility of such Participant and not of DTC, the Trust or Fremont General, subject to any statutory or regulatory requirements to the contrary that may be in effect from time to time. Payment of distributions to DTC is the responsibility of the Trust, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depositary with respect to the Preferred Securities at any time by giving reasonable notice to the Trust. Under such circumstances, in the event that a successor securities depositary is not obtained, Preferred Securities certificates would be required to be printed and delivered. Additionally, the Regular Trustees (with the consent of Fremont General) may decide to discontinue use of the system of book-entry transfers through DTC (or any successor depositary) with respect to the Preferred Securities. In that event, certificates for the Preferred Securities will be printed and delivered.

     Except as provided herein, a Beneficial Owner in a global Preferred Security certificate will not be entitled to receive physical delivery of Preferred Securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Preferred Securities.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Fremont General and the Trust believe to be reliable, but neither Fremont General nor the Trust takes responsibility for the accuracy thereof.

INFORMATION CONCERNING THE INSTITUTIONAL TRUSTEE

     The Institutional Trustee, prior to the occurrence of a default with respect to the Trust Securities, undertakes to perform only such duties as are specifically set forth in the Declaration and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the Institutional Trustee is under no obligation to exercise any of the powers vested in it by the Declaration at the request of any holder of Preferred Securities, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The holders of Preferred Securities will not be required to offer such indemnity in the event such holders, by exercising their voting rights, direct the Institutional Trustee to take any action following a Declaration Event of Default.

PAYING AGENT

     In addition, in the event that the Preferred Securities do not remain in book-entry only form, the following provisions would apply:

     The Institutional Trustee will act as paying agent and may designate an additional or substitute paying agent at any time.

     Registration of transfers of Preferred Securities will be effected without charge by or on behalf of the Trust, but upon payment (with the giving of such indemnity as the Trust or Fremont General may require) in respect of any tax or other government charges that may be imposed in relation to it.

     The Trust will not be required to register or cause to be registered the transfer of Preferred Securities after such Preferred Securities have been called for redemption.

GOVERNING LAW

     The Declaration and the Preferred Securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.

MISCELLANEOUS

     The Regular Trustees are authorized and directed to operate the Trust in such a way so that the Trust will not be required to register as an "investment company" under the 1940 Act or characterized as other than a grantor trust for United States federal income tax purposes. Fremont General is authorized and directed to conduct its affairs so that the Junior Subordinated Debentures will be treated as indebtedness of Fremont General for United States federal income tax purposes. In this connection, Fremont General and the Regular Trustees are authorized to take any action, not inconsistent with applicable law, the Declaration or the certificate of incorporation of Fremont General, that each of Fremont General and the Regular Trustees determine in their discretion to be necessary or desirable to achieve such end, as long as such action does not adversely affect the interests of the holders of the Preferred Securities or vary the terms thereof.

     Holders of the Preferred Securities have no preemptive rights.

                          DESCRIPTION OF THE GUARANTEE

     Set forth below is a summary of information concerning the Guarantee that will be executed and delivered by Fremont General for the benefit of the holders of Preferred Securities. The Guarantee will be qualified as an indenture under the Trust Indenture Act. The Chase Manhattan Bank, N.A., a national banking association, will act as indenture trustee under the Guarantee (the "Guarantee Trustee"). The terms of the Guarantee will be those set forth in the Guarantee and those made part of the Guarantee by the Trust Indenture Act. This summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the form of Guarantee, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and the Trust Indenture Act. The Guarantee will be held by the Guarantee Trustee for the benefit of the holders of the Preferred Securities. The Guarantee does not cover payment of distributions when the Trust does not have sufficient available funds to pay such distributions. In such event, the remedy of a holder of Preferred Securities is to vote to direct the Institutional Trustee to enforce the Institutional Trustee's rights against Fremont General under the Junior Subordinated Debentures. As used in this section references to "Fremont General" or the "Company" refer only to Fremont General Corporation and not to any of its subsidiaries.

GENERAL

     The Guarantee covers payments of distributions and other payments on the Preferred Securities only if and to the extent that Fremont General has made a payment of interest or principal or other payments on the Junior Subordinated Debentures held by the Trust as its sole asset. The obligations of Fremont General under the Declaration, the Guarantee, the Preferred Securities, the Indenture and the Junior Subordinated

Debentures will collectively provide a full and unconditional guarantee by Fremont General of payments due on the Preferred Securities.

     Pursuant to the Guarantee, Fremont General will irrevocably and unconditionally agree, to the extent set forth herein, to pay in full to the holders of the Preferred Securities, the Guarantee Payments (as defined herein) (except to the extent paid by the Trust), as and when due, regardless of any defense (other than payment), right or set-off or counterclaim that the Trust may have or assert. The following amounts with respect to the Preferred Securities (the "Guarantee Payments"), to the extent not paid by the Trust, will be subject to the Guarantee (without duplication): (i) any accrued and unpaid distributions that are required to be paid on the Preferred Securities, to the extent the Trust shall have funds available therefor, which funds would exist only to the extent Fremont General has made a payment of interest or principal on the Junior Subordinated Debentures, (ii) the Redemption Price to the extent the Trust has funds available therefor with respect to any Preferred Securities called for redemption by the Trust, which funds would exist only to the extent Fremont General has paid the redemption price for the Junior Subordinated Debentures called for redemption and (iii) upon a voluntary or involuntary liquidation, dissolution, winding-up termination of the Trust (other than in connection with the distribution of Junior Subordinated Debentures of Fremont General to the holders of Preferred Securities or the redemption of all the Preferred Securities upon maturity or redemption of the Junior Subordinated Debentures), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on the Preferred Securities to the date of payment to the extent the Trust has funds available therefor or (b) the amount of assets of the Trust remaining available for distribution to holders of the Preferred Securities in liquidation of the Trust. Fremont General's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by Fremont General to the holders of Preferred Securities or by causing the Trust to pay such amounts to such holders.

     The Guarantee will be a full and unconditional guarantee, to the extent described herein, with respect to the Preferred Securities from the time of issuance, but will only apply to any payment of distributions on the Preferred Securities if and to the extent the Trust shall have funds available therefor. If Fremont General does not make interest payments on the Junior Subordinated Debentures purchased by the Trust, the Trust will not pay distributions on the Preferred Securities and will not have funds available therefor. See "Description of Junior Subordinated Debentures -- Certain Covenants."

     Fremont General has also agreed to irrevocably and unconditionally guarantee the obligations of the Trust with respect to the Common Securities (the "Common Securities Guarantee") to the same extent as the Guarantee, except that, upon an Indenture Event of Default, holders of Preferred Securities under the Guarantee shall have priority over holders of Common Securities under the Common Securities Guarantee.

     In the event that an Insolvency Proceeding were initiated by or against the Company, the Indenture provides that the Institutional Trustee, as holder of the Junior Subordinated Debentures, is not entitled to receive or to retain any amounts received in respect of the Junior Subordinated Debentures until all outstanding Senior Indebtedness has been paid in full. In such event no amounts would be available to make distributions to the holders of the Preferred Securities until such Senior Indebtedness of the Company has been paid in full. In addition, the Indenture provides that no payments may be made in respect of the Junior Subordinated Debentures, and therefore no amounts would be available for distributions in respect of the Preferred Securities so long as any default under any Senior Indebtedness has occurred and, with respect to defaults other than payment defaults continued beyond applicable grace periods, the maturity of any Senior Indebtedness has been accelerated.

CERTAIN COVENANTS OF FREMONT GENERAL

     In the Guarantee, Fremont General will covenant that, so long as any Preferred Securities issued by the Trust remain outstanding, if there shall have occurred any event that would constitute an Indenture Event of Default or an event of default under the Guarantee or the Declaration, then (a) Fremont General shall not, and shall not allow any of its subsidiaries (other than its wholly owned subsidiaries) to, declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of its capital stock (other than (i) repurchases or acquisitions of shares of the

Common Stock of Fremont General as contemplated by any employment arrangement, benefit plan or other similar contract with or for the benefit of employees, officers or directors entered into in the ordinary course of business, (ii) as a result of an exchange or conversion of any class or series of Fremont General's capital stock for Fremont General's Common Stock, (iii) the purchase of fractional interests in shares of Fremont General's capital stock pursuant to the conversion or exchange provisions of such Fremont General capital stock or the security being converted or exchanged, or (iv) the payment of any stock dividend by Fremont General with respect to which the dividend stock is either the Common Stock) or make any guarantee payments with respect to the foregoing and (b) Fremont General shall not, and shall not allow any of its subsidiaries to, make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by Fremont General that rank pari passu with or junior to the Junior Subordinated Debentures except as (i) required in accordance with the terms thereof (including, in the case of junior debt, the subordination provisions thereof), (ii) in connection with a contemporaneous refinancing of such debt securities with the proceeds of a new issuance of debt securities which have terms and provisions no more favorable to the holder than those of the debt securities repurchased or refinanced or (iii) in connection with the contemporaneous conversion or exchange of such debt securities for Common Stock of Fremont General; provided, however, that in no event shall the amount to be paid by Fremont General or any of its subsidiaries under (a) or (b)(ii) or (iii) above exceed in the aggregate $500,000 per year.

MODIFICATIONS OF THE GUARANTEE; ASSIGNMENT

     Except with respect to any changes that do not adversely affect the rights of holders of the Preferred Securities (in which case no vote will be required), the Guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the Preferred Securities then outstanding. All guarantees and agreements contained in a Guarantee shall bind the successors, assigns, receivers, trustees and representatives of Fremont General and shall inure to the benefit of the holders of the Preferred Securities then outstanding.

EVENTS OF DEFAULT

     An Event of Default under the Guarantee will occur upon the failure of Fremont General to make any of the payments required by the Guarantee or to perform its other obligations thereunder. The holders of a majority in liquidation amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee. If the Guarantee Trustee fails to enforce its rights under the Guarantee, any holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce the Guarantee Trustee's rights under the Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other person or entity. Notwithstanding the foregoing, a holder of Preferred Securities may at any time directly institute a proceeding against the Company for enforcement of such holder's individual rights under the Guarantee.

     Fremont General will be required to provide annually to the Guarantee Trustee a statement as to the performance by Fremont General of certain of its obligations under the Guarantee and as to any default in such performance.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The Guarantee Trustee, prior to the occurrence of a default with respect to the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after such default with respect to a Guarantee, shall exercise the same degree of care a prudent person would exercise under the circumstances in the conduct of his or her own affairs. Subject to such provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of the Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

TERMINATION OF THE GUARANTEE

     The Guarantee will terminate as to the Preferred Securities upon full payment of the Redemption Price of all Preferred Securities, upon distribution of the Junior Subordinated Debentures of Fremont General held by the Trust to the holders of the Preferred Securities or upon full payment of the amounts payable in accordance with the Declaration upon liquidation of the Trust. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Preferred Securities must restore payment of any sums paid under the Preferred Securities or the Guarantee.

STATUS OF THE GUARANTEE

     The Guarantee will constitute an unsecured obligation of Fremont General and will rank (i) subordinate and junior in right of payment to all other liabilities of Fremont General (ii) pari passu with the most senior preferred or preference stock now or hereafter issued by Fremont General and with any guarantee now or hereafter entered into by Fremont General in respect of any preferred or preference stock of any affiliate of Fremont General and (iii) senior to Fremont General's Common Stock. The subordination provisions of the Junior Subordinated Debentures will also apply to the Guarantee with respect to all indebtedness of the Company ranking senior to the Guarantee. See "Description of the Junior Subordinated Debentures -- Subordination." The terms of the Preferred Securities provide that each holder of Preferred Securities by acceptance thereof agrees to the subordination provisions and other terms of the Guarantee.

     The Guarantee will constitute a guarantee of payment and not of collection only (that is, the guaranteed party may institute a legal proceeding directly against Fremont General as the guarantor to enforce its rights under the Guarantee without instituting a legal proceeding against any other person or entity).

GOVERNING LAW

     The Guarantee will be governed by and construed in accordance with the internal laws of the State of New York.

               DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

     Set forth below is a description of the specific terms of the Junior Subordinated Debentures in which the Trust will invest the proceeds from the issuance and sale of the Trust Securities. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture, dated as of March 6, 1996 (the "Indenture"), between Fremont General and First Interstate Bank of California, a California banking corporation, as Trustee (the "Debt Trustee"), the form of which is filed as an Exhibit to the Registration Statement of which this Prospectus is a part. Certain capitalized terms used herein are defined in the Indenture. As used in this section, references to "Fremont General" or the "Company" refer only to Fremont General Corporation and not to any of its subsidiaries.

     Under certain circumstances involving the dissolution of the Trust following the occurrence of a Tax Event, Junior Subordinated Debentures may be distributed to the holders of the Trust Securities in liquidation of the Trust. See "Description of the Preferred Securities -- Tax Event Redemption or Distribution."

     If the Junior Subordinated Debentures are distributed to the holders of the Preferred Securities, Fremont General will use its best efforts to have the Junior Subordinated Debentures listed on the New York Stock Exchange or on such other national securities exchange or similar organization on which the Preferred Securities are then listed or quoted.

GENERAL

     The Junior Subordinated Debentures will be issued as unsecured debt under the Indenture. The Junior Subordinated Debentures will be limited in aggregate principal amount to approximately $100,000,000 ($115,000,000 if the over-allotment option is exercised in full), such amount being the sum of the aggregate stated liquidation of the Preferred Securities and the capital contributed by Fremont General in exchange for the Common Securities (the "Fremont Payment").

     The Junior Subordinated Debentures are not subject to a sinking fund provision. The entire principal amount of the Junior Subordinated Debentures will mature and become due and payable, together with any accrued and unpaid interest thereon including Compound Interest (as defined herein) and Additional Interest (as defined herein), if any, on March 31, 2026, subject to the right of Fremont General to elect to extend the scheduled maturity date of the Junior Subordinated Debentures to a date not later than March 31, 2045, which election may be made only once and is subject to Fremont General's satisfying certain financial covenants and conditions. See "-- Option to Extend Maturity Date."

     If Junior Subordinated Debentures are distributed to holders of Preferred Securities in liquidation of such holders' interests in the Trust, such Junior Subordinated Debentures will initially be issued as a Global Security (as defined herein). As described herein, under certain limited circumstances, Junior Subordinated Debentures may be issued in certificated form in exchange for a Global Security. See "--Book-Entry and Settlement" below. In the event that Junior Subordinated Debentures are issued in certificated form, such Junior Subordinated Debentures will be in denominations of $25 and integral multiples thereof and may be transferred or exchanged at the offices described below. Payments on Junior Subordinated Debentures issued as a Global Security will be made to DTC, a successor depositary or, in the event that no depositary is used, to a Paying Agent for the Junior Subordinated Debentures. In the event Junior Subordinated Debentures are issued in certificated form, principal and interest will be payable, the transfer of the Junior Subordinated Debentures will be registrable and Junior Subordinated Debentures will be exchangeable for Junior Subordinated Debentures of other denominations of a like aggregate principal amount at the corporate trust office of the Institutional Trustee in New York, New York; provided, that payment of interest may be made at the option of Fremont General by check mailed to the address of the persons entitled thereto.

SUBORDINATION

     The Indenture provides that the Junior Subordinated Debentures are subordinated and junior in right of payment to all Senior Indebtedness (as defined below) of Fremont General and pari passu with the LYONs. No payment of principal (including redemption payments), premium, if any, or interest on the Junior Subordinated Debentures may be made if (i) any Senior Indebtedness of Fremont General is not paid when due, (ii) any applicable grace period with respect to any default under the Senior Indebtedness has ended and such default has not been cured or waived or ceased to exist or (iii) the maturity of any Senior Indebtedness of Fremont General has been accelerated because of a default (other than as described in clause (i)) with respect to such Senior Indebtedness. Upon any distribution of assets of Fremont General to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all principal, premium, if any, and interest due or to become due on all Senior Indebtedness of Fremont General must be paid in full in cash before the holders of Junior Subordinated Debentures are entitled to receive or retain any payment. Upon satisfaction of all claims of all Senior Indebtedness then outstanding, the rights of the holders of the Junior Subordinated Debentures should be subrogated to the rights of the holders of Senior Indebtedness of Fremont General to receive, pro rata with any holders of indebtedness of Fremont General ranking pari passu with the Junior Subordinated Debentures, payments or distributions applicable to Senior Indebtedness until all amounts owing on the Junior Subordinated Debentures are paid in full in cash. In the event that an Insolvency Proceeding were initiated by or against the Company, the Indenture provides that the Institutional Trustee, as holder of the Junior Subordinated Debentures, is not entitled to receive or to retain any amounts received in respect of the Junior Subordinated Debentures until all outstanding Senior Indebtedness has been paid in full in cash. In such event no amounts would be available to make distributions to the holders of the Preferred Securities until such Senior Indebtedness of the Company has been paid in full in cash. In addition, the Indenture provides that no payments may be made in respect of the Junior Subordinated Debentures, and therefore no amounts would be available for distributions in respect of the Preferred Securities so long as any default under any Senior Indebtedness has occurred and, with respect to defaults other than payment defaults continued beyond applicable grace periods, the maturity of any Senior Indebtedness has been accelerated.

     The term "Senior Indebtedness" means, with respect to Fremont General, (i) the principal, premium, if any, and interest in respect of (A) indebtedness of Fremont General, for money borrowed and (B) indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by Fremont

General, including, without limitation, all obligations under the Company's $200 million Credit Facility due 2001, $300 million Credit Facility due 1998, Variable Rate Asset Backed Certificates, and certain other notes payable, short-term debt and open letters of credit of the Company currently outstanding,
(ii) all capital lease obligations of Fremont General, (iii) all obligations of Fremont General issued or assumed as the deferred purchase price of property, all conditional sale obligations of Fremont General and all obligations of Fremont General under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business), (iv) all obligations of Fremont General for the reimbursement on any letter of credit, banker's acceptance, security purchase facility or similar credit transaction,
(v) all obligations arising under any rate or basis swap, forward contract, commodity swap or option, equity or equity index swap or option, bond, note or bill option, interest rate option, foreign currency exchange transaction, crosscurrency rate swap, currency option, cap, collar or floor transaction, swap option, synthetic trust product, synthetic lease or any similar transaction or agreement, (vi) all obligations of other persons for the payment of which Fremont General is responsible or liable as obligor, guarantor or otherwise including all obligations of Fremont General to assure specified levels of equity capital for another person or otherwise to maintain the net worth or solvency of another person and (vii) all obligations of the type referred to in clauses (i) through (vi) above of other persons secured by any lien on any property or asset of Fremont General (whether or not such obligation is assumed by such obligor), except for (1) any such indebtedness that is by its terms subordinated to or pari passu with the Junior Subordinated Debentures, and (2) any indebtedness between or among Fremont General or its affiliates, including all other debt securities and guarantees in respect of those debt securities, issued to any other trust, or a trustee of such trust, partnership or other entity affiliated with Fremont General that is a financing vehicle of Fremont General (a "financing entity") in connection with the issuance by such financial entity of Preferred Securities or other securities that rank pari passu with, or junior to, the Preferred Securities. Such Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification, waiver, refinancing, whether by the same creditor or group of creditors or a successor creditor or group or restructuring of any Senior Indebtedness, including any of the foregoing which increases the principal amount thereof, the interest rate thereon or other amounts payable in respect thereof, shortens the term to maturity thereof, enhances the relative priority thereof, requires or establishes sinking fund payments, guaranties, collateral security or other credit support therefor or otherwise renders the terms thereof more favorable to the holders thereof.

     The Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued by Fremont General. As of September 30, 1995, Senior Indebtedness of Fremont General aggregated approximately $613.9 million (excluding accrued interest).

     Certain of the Company's financial services and thrift subsidiaries have incurred, and may from time to time in the future incur, Senior Indebtedness secured by liens on their assets, and Fremont Financial has monetized a substantial portion of its assets by conveying the assets to a trust for the benefit of holders of the trust's securities. Creditors holding secured claims against these subsidiaries would be entitled to priority in any Insolvency Proceeding of the relevant subsidiary, and the incurrence of secured Senior Indebtedness could impair the affected subsidiary's ability to recapitalize or restructure its Senior Indebtedness, ultimately affecting its ability to pay dividends to the Company.

CERTAIN COVENANTS

     If (i) there shall have occurred any event that would constitute an Indenture Event of Default or (ii) Fremont General shall be in default with respect to its payment of any obligations under the Guarantee or the Common Securities Guarantee, then (a) Fremont General shall not, and shall not allow any of its subsidiaries (other than its wholly owned subsidiaries) to, declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of its capital stock (other than (i) repurchases or acquisitions of shares of the Common Stock of Fremont General as contemplated by any employment arrangement, benefit plan or other similar contract with or for the benefit of employees, officers or directors entered into in the ordinary course of business, (ii) as a result of an exchange or conversion of any class or series of Fremont General's capital stock for Fremont General Common Stock, (iii) the purchase of fractional interests in shares of Fremont General's capital stock pursuant to the conversion or exchange provisions of such Fremont General capital stock or the security being converted or exchanged, or (iv) the payment of any stock dividend by Fremont General payable in Fremont General's Common Stock or the same stock as that on which the dividend is being paid) or make any guarantee payments with respect to the foregoing and (b) Fremont General shall not, and shall not allow any of its subsidiaries to, make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by Fremont General that rank pari passu with or junior to the Junior Subordinated Debentures except as (i) required in accordance with the terms thereof (including, in the case of junior debt, the subordination provisions thereof), (ii) in connection with a contemporaneous refinancing of such debt securities with the proceeds of a new issuance of debt securities which have terms and provisions no more favorable to the holder than those of the debt securities repurchased or refinanced or (iii) in connection with the contemporaneous conversion or exchange of such debt securities for Common Stock of Fremont General; provided, however, that in no event shall the amount to be paid by Fremont General or any of its subsidiaries under (a) or (b) (ii) or (iii) above exceed in the aggregate $500,000 per year.

     For as long as the Trust Securities remain outstanding, Fremont General will covenant (i) to directly or indirectly maintain 100% direct or indirect ownership of the Common Securities of the Trust; provided, however, that any permitted successor of Fremont General under the Indenture may succeed to Fremont General's ownership of such Common Securities, (ii) not to cause, as sponsor of the Trust, or to permit, as holder of the Common Securities, the dissolution, winding-up or termination of the Trust, except in connection with certain mergers, consolidations or amalgamations and (iii) to use its reasonable efforts to cause the Trust (a) to remain a statutory business trust, except in connection with the distribution of Junior Subordinated Debentures to the holders of Trust Securities in liquidation of the Trust, the redemption of all of the Trust Securities of the Trust, or certain mergers, consolidations or amalgamations, each as permitted by the Declaration, and (b) to otherwise continue to be classified as a grantor trust for United States federal income purposes.

OPTIONAL REDEMPTION

     Fremont General shall have the right to redeem the Junior Subordinated Debentures, in whole or in part, from time to time, on or after March 31, 2001, or at any time in certain circumstances upon the occurrence of a Tax Event as described under "Description of the Preferred Securities -- Tax Event Redemption or Distribution," upon not less than 30 nor more than 60 days notice, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest, including Additional Interest, if any, to the redemption date. If a partial redemption of the Preferred Securities resulting from a partial redemption of the Junior Subordinated Debentures would result in the delisting of the Preferred Securities, Fremont General may only redeem the Junior Subordinated Debentures in whole.

INTEREST

     Each Junior Subordinated Debenture shall bear interest at the rate of 9% per annum from the original date of issuance, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each an "Interest Payment Date"), commencing March 31, 1996, to the person in whose name such Junior Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. In the event the Junior Subordinated Debentures shall not continue to remain in book-entry only form, Fremont General shall have the right to select record dates, which shall be more than one Business Day prior to the Interest Payment Date.

     The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed, will be computed on the basis of the actual number of days elapsed per 30-day month. In the event that any date on which interest is payable on the Junior Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, then such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

OPTION TO EXTEND MATURITY DATE

     The maturity date of the Junior Subordinated Debentures is March 31, 2026 (the "Scheduled Maturity Date"). Fremont General, however, may, before the Scheduled Maturity Date, extend such maturity date no more than one time for up to an additional 19 years from the Scheduled Maturity Date; provided that (a) Fremont General is not in bankruptcy or otherwise insolvent, (b) Fremont General is not in default on any Junior Subordinated Debentures issued to the Trust or to any trustee of the Trust in connection with an issuance of Trust Securities by the Trust, (c) Fremont General has made timely payments on the Junior Subordinated Debentures for the immediately preceding six quarters without deferrals, (d) the Trust is not in arrears on payments of distributions on the Preferred Securities, (e) the Junior Subordinated Debentures are rated Investment Grade by any one of Standard & Poor's Corporation, Moody's Investors Service, Inc. or Fitch Investor Services and (f) the final maturity of such Junior Subordinated Debentures is not later than the 49th anniversary of the issuance of the Preferred Securities. Pursuant to the Declaration, the Regular Trustees are required to give notice of Fremont General's election to extend the Scheduled Maturity Date to the holders of the Preferred Securities. In the event the maturity date for the Junior Subordinated Debentures is extended, the maturity date for Preferred Securities will be extended for a corresponding period and all rights of the holders of the Preferred Securities shall continue for such period of extension including payment of distributions and accrual of any interest thereon.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     Fremont General shall have the right at any time, and from time to time, during the term of the Junior Subordinated Debentures to defer payments of interest by extending the interest payment period for a period not exceeding 20 consecutive quarters, at the end of which Extension Period, Fremont General shall pay all interest then accrued and unpaid (including any Additional Interest, as herein defined) together with interest thereon compounded quarterly at the rate specified for the Junior Subordinated Debentures to the extent permitted by applicable law ("Compound Interest"); provided, that during any such Extension Period, (a) Fremont General shall not, and shall not allow any of its subsidiaries (other than its wholly owned subsidiaries) to, declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of its capital stock (other than (i) repurchases or acquisitions of shares of the Common Stock of Fremont General as contemplated by any employment arrangement, benefit plan or other similar contract with or for the benefit of employees, officers or directors entered into in the ordinary course of business, (ii) as a result of an exchange or conversion of any class or series of Fremont General's capital stock for Fremont General's Common Stock, (iii) the purchase of fractional interests in shares of Fremont General's capital stock pursuant to the conversion or exchange provisions of such Fremont General capital stock or the security being converted or exchanged, or (iv) the payment of any stock dividend by Fremont General payable in Fremont General's Common Stock or make any guarantee payments with respect to the foregoing and (b) Fremont General shall not, and shall not allow any of its subsidiaries to, make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by Fremont General that rank pari passu with or junior to the Junior Subordinated Debentures except as (i) required in accordance with the terms thereof (including, in the case of junior debt, the subordination provisions thereof), (ii) in connection with a contemporaneous refinancing of such debt securities with the proceeds of a new issuance of debt securities which have terms and provisions no more favorable to the holder than those of the debt securities repurchased or refinanced or (iii) in connection with the contemporaneous conversion or exchange of such debt securities for Common Stock of Fremont General, provided, however, that in no event shall the amount to be paid by Fremont General or any of its subsidiaries under (a) or (b) (ii) or
(iii) above exceed in the aggregate $500,000 per year. Prior to the termination of any such Extension Period, Fremont General may further defer payments of interest by extending the interest payment period; provided, that no Extension Period may exceed 20 consecutive quarters or extend beyond the maturity of the Junior Subordinated Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, Fremont General may commence a new Extension Period, subject to the terms set forth in this section. No interest during an Extension Period, except at the end thereof, shall be due and payable. Fremont General has no present intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures. If the Institutional

Trustee shall be the sole holder of the Junior Subordinated Debentures, Fremont General shall give the Regular Trustees and the Institutional Trustee notice of its selection of such Extension Period one Business Day prior to the earlier of
(i) the date distributions on the Preferred Securities are payable or (ii) the date the Regular Trustees are required to give notice to the New York Stock Exchange (or other applicable self-regulatory organization) or to holders of the Preferred Securities of the record date or the date such distribution is payable. The Regular Trustees shall give notice of Fremont General's selection of such Extension Period to the holders of the Preferred Securities. If the Institutional Trustee shall not be the sole holder of the Junior Subordinated Debentures, Fremont General shall give the holders of the Junior Subordinated Debentures notice of its selection of such Extension Period ten Business Days prior to the earlier of (i) the Interest Payment Date or (ii) the date upon which Fremont General is required to give notice to the New York Stock Exchange (or other applicable self-regulatory organization) or to holders of the Junior Subordinated Debentures of the record or payment date of such related interest payment.

ADDITIONAL INTEREST

     If at any time the Trust shall be required to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States, or any other taxing authority, then, in any such case, Fremont General will pay as additional interest ("Additional Interest") such additional amounts as shall be required so that the net amounts received and retained by the Trust after paying any such taxes, duties, assessments or other governmental charges will be not less than the amounts the Trust would have received had no such taxes, duties, assessments or other governmental charges been imposed.

PAYMENT AND PAYING AGENTS

     Payment of principal of any Junior Subordinated Debentures will be made only against surrender to the Paying Agent of the Junior Subordinated Debenture. Principal of and interest on Junior Subordinated Debentures will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as the Trust may designate from time to time, except that at the option of the Trust payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Debenture Register. Payment of interest on a Junior Subordinated Debenture on any Interest Payment Date will be made to the person in whose name such Junior Subordinated Debenture (or predecessor security) is registered at the close of business on the Regular Record Date for such interest payment.

     The Institutional Trustee will act as Paying Agent with respect to the Junior Subordinated Debentures, Fremont General may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that Fremont General will be required to maintain a Paying Agent at the place of payment.

     All moneys paid by Fremont General to a Paying Agent for the payment of the principal of or premium or interest, if any, on any Junior Subordinated Debentures which remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to Fremont General and the holder of such Junior Subordinated Debentures will thereafter look only to Fremont General for payment thereof.

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting Fremont General and the Debt Trustee, with the consent of the holders of not less than a majority in principal amount of the Junior Subordinated Debentures, to modify the Indenture; provided that no such modification may, without the consent of the holder of each outstanding Junior Subordinated Debenture (or, if the Junior Subordinated Debentures are held by the Trust, the holders of each of the Preferred Securities) affected thereby, (i) extend the fixed maturity of any Junior Subordinated Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof, or (ii) reduce the percentage of Junior Subordinated Debenture, the holders of which are required to consent to any such supplemental indenture.

     In addition, Fremont General and the Debt Trustee may execute, without the consent of the holders of the Junior Subordinated Debentures, any supplemental indenture to cure any ambiguity, defect or inconsistency, to provide for the assumption of Fremont General's obligations to holders of the Junior Subordinated Debentures by a successor corporation, to comply with the Trust Indenture Act or to effect any change that does not adversely affect the rights of any holder of the Junior Subordinated Debentures.

INDENTURE EVENTS OF DEFAULT

     The Indenture provides that any one or more of the following described events which has occurred and is continuing constitutes an Indenture Event of Default with respect to the Junior Subordinated Debentures:

     (a) failure for 30 days to pay interest on the Junior Subordinated Debentures, including any Additional Interest in respect thereof, when due; provided, however, that, during the pendency of an Extension Period, no such failure shall be deemed to exist with respect to interest payments due during such Extension Period;

     (b) failure to pay principal on the Junior Subordinated Debentures when due whether at maturity, upon redemption by declaration or otherwise; provided, however, that the Junior Subordinated Debentures shall not be deemed to have matured solely by virtue of an extension of their maturity in accordance with the terms of the Indenture;

     (c) failure to observe or perform any other covenant contained in the Indenture for 90 days after written notice to Fremont General from the Debt Trustee or the holders of at least 25% in principal amount of the outstanding Junior Subordinated Debentures;

     (d) default under any bond, debenture or any other evidence relating to indebtedness for money borrowed of Fremont General having an aggregate outstanding principal amount in excess of $15 million, which default shall have resulted in such indebtedness being accelerated, without such indebtedness being discharged or such acceleration having been rescinded or annulled within 30 days after receipt of notice thereof by Fremont General from the Debt Trustee or by Fremont General and the Debt Trustee from the holders of not less than 25% in aggregate principal amount at maturity of the Junior Subordinated Debentures then outstanding;

     (e) certain events in bankruptcy, insolvency or reorganization of Fremont General; or

     (f) the voluntary or involuntary dissolution, winding-up or termination of the Trust, except in connection with the distribution of Junior Subordinated Debentures to the holders of Trust Securities in liquidation of the Trust, the redemption of all of the Trust Securities of the Trust, or certain mergers, consolidations or amalgamations, each as permitted by the Declaration.

     The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debt Trustee. The Debt Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures may declare the principal thereof due and payable immediately on default, but the holders of a majority in aggregate outstanding principal amount of such series may annul such declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration and any applicable premium has been deposited with the Debt Trustee.

     The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures affected thereby may, on behalf of the holders of all the Junior Subordinated Debentures, waive any past default, except (i) a default in the payment of principal or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debt Trustee) or (ii) a default in the covenants described in the first paragraph under "-- Certain Covenants." and in "-- Option to Extend Interest Payment Period."

     If an Event of Default with respect to the Junior Subordinated Debentures constituting the failure to pay interest or principal on the Junior Subordinated Debentures on the date such interest or principal is otherwise payable has occurred and is continuing, then a holder of Preferred Securities may directly institute a proceeding for enforcement of payment to such holder directly of the principal of or interest on the Junior Subordinated Debentures having a principal amount equal to the aggregate liquidation amount of the Preferred Securities of such holder on or after the respective due date specified in the Junior Subordinated Debentures. The holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debentures unless the Institutional Trustee fails to do so.

BOOK-ENTRY AND SETTLEMENT

     If distributed to holders of Preferred Securities in connection with the involuntary or voluntary dissolution, winding-up or liquidation of the Trust as a result of the occurrence of a Tax Event, the Junior Subordinated Debentures will be issued in the form of one or more global certificates (each a "Global Security") registered in the name of the depositary or its nominee. Except under the limited circumstances described below, or at Fremont General's discretion Junior Subordinated Debentures represented by the Global Security will not be exchangeable for, and will not otherwise be issuable as, Junior Subordinated Debentures in definitive form. The Global Securities described above may not be transferred except by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or to a successor depositary or its nominee.

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer or pledge beneficial interests in such a Global Security.

     Except as provided below, unless Fremont General determines in its discretion to the contrary owners of beneficial interests in such a Global Security will not be entitled to receive physical delivery of Junior Subordinated Debentures in definitive form and will not be considered the holders (as defined in the Indenture) thereof for any purpose under the Indenture, and no Global Security representing Junior Subordinated Debentures shall be exchangeable, except for another Global Security of like denomination and tenor to be registered in the name of the Depositary or its nominee or to a successor Depositary or its nominee. Accordingly, each Beneficial Owner must rely on the procedures of the Depositary or if such person is not a Participant, on the procedures of the Participant through which such person owns its interest to exercise any rights of a holder under the Indenture.

THE DEPOSITARY

     If Junior Subordinated Debentures are distributed to holders of Preferred Securities in liquidation of such holders' interests in the Trust, DTC will act as securities depositary for the Junior Subordinated Debentures. For a description of DTC and the specific terms of the depositary arrangements, see "Description of the Preferred Securities -- Book-Entry Only Issuance -- The Depository Trust Company." As of the date of this Prospectus, the description therein of DTC's book-entry system and DTC's practices as they relate to purchases, transfers, notices and payments with respect to the Preferred Securities apply in all material respects to any debt obligations represented by one or more Global Securities held by Fremont General. Fremont General may appoint a successor to DTC or any successor depositary in the event DTC or such successor depositary is unable or unwilling to continue as a depository for the Global Securities.

     None of Fremont General, the Trust, the Institutional Trustee, any paying agent and any other agent of Fremont General or the Debt Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Junior Subordinated Debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

DISCONTINUANCE OF THE DEPOSITARY'S SERVICES

     A Global Security shall be exchangeable for Junior Subordinated Debentures registered in the names of persons other than the Depositary or its nominee only if (i) the depositary notifies Fremont General that it is unwilling or unable to continue as a depositary for such Global Security and no successor depositary shall have been appointed, (ii) the depositary, at any time, ceases to be a clearing agency registered under the Exchange Act at which time the depositary is required to be so registered to act as such depositary and no successor Depositary shall have been appointed, (iii) Fremont General, in its sole discretion, determines that such Global Security shall be so exchangeable or (iv) there shall have occurred an Indenture Event of Default with respect to such Junior Subordinated Debentures. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Junior Subordinated Debentures registered in such names as the Depositary shall direct. It is expected that such instructions will be based upon directions received by the Depositary from its Participants with respect to ownership of beneficial interests in such Global Security.

CONSOLIDATION, MERGER AND SALE

     The Indenture does not contain any covenant which restricts the ability of Fremont General or the Trust to merge or consolidate with or into any other corporation, sell or convey all or substantially all of its assets to any person, firm or corporation or otherwise engage in restructuring transactions.

DEFEASANCE AND DISCHARGE

     Under the terms of the Indenture, Fremont General and the Trust will be discharged from any and all obligations in respect of the Junior Subordinated Debentures (except in each case for certain obligations to register the transfer or exchange of Junior Subordinated Debentures, replace stolen, lost or mutilated Junior Subordinated Debentures, maintain paying agencies and hold moneys for payment in trust) if Fremont General deposits with the Debt Trustee, in trust, moneys or Government Obligations, in an amount sufficient to pay all the principal of, and interest on, the Junior Subordinated Debentures on the dates such payments are due in accordance with the terms of such Junior Subordinated Debentures.

GOVERNING LAW

     The Indenture and the Junior Subordinated Debentures will be governed by, and construed in accordance with, the internal laws of the State of New York.

INFORMATION CONCERNING THE DEBT TRUSTEE

     The Debt Trustee, prior to default, undertakes to perform only such duties as are specifically set forth in the Indenture and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Debt Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Junior Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debt Trustee is not required to expand or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debt Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

     Fremont General and certain of its affiliates, including the Trust, maintain a deposit account and banking relationship with the Debt Trustee. The Debt Trustee serves as trustee under other indentures pursuant to which unsecured debt securities of Fremont General are outstanding.

MISCELLANEOUS

     The Indenture will provide that Fremont General will pay all fees and expenses related to (i) the offering of the Trust Securities and the Junior Subordinated Debentures, (ii) the organization, maintenance and dissolution of the Trust, (iii) the retention of the Fremont Trustees and (iv) the enforcement by the Institutional Trustee of the rights of the holders of the Preferred Securities. The payment of such fees and expenses will be fully and unconditionally guaranteed by Fremont General.

                        EFFECT OF OBLIGATIONS UNDER THE
                JUNIOR SUBORDINATED DEBENTURES AND THE GUARANTEE

     As set forth in the Declaration, the sole purpose of the Trust is to issue the Trust Securities evidencing undivided beneficial interests in the assets of the Trust, and to invest the proceeds from such issuance and sale in the Junior Subordinated Debentures.

     As long as payments of interest and other payments are made when due on the Junior Subordinated Debentures, such payments will be sufficient to cover distributions and payments due on the Trust Securities because of the following factors: (i) the aggregate principal amount of Junior Subordinated Debentures will be equal to the sum of the aggregate stated liquidation amount of the Trust Securities; (ii) the interest rate and the interest and other payment dates on the Junior Subordinated Debentures will match the distribution rate and distribution and other payment dates for the Preferred Securities; (iii) Fremont General shall pay all, and the Trust shall not be obligated to pay, directly or indirectly, any, costs and expenses of the Trust; and (iv) the Declaration further provides that the Fremont Trustees shall not cause or permit the Trust to, among other things, engage in any activity that is not consistent with the purposes of the Trust.

     Payments of distributions (to the extent funds therefor are available) and other payments due on the Preferred Securities (to the extent funds therefor are available) are guaranteed by Fremont General as and to the extent set forth under "Description of the Guarantee." If Fremont General does not make interest payments on the Junior Subordinated Debentures purchased by the Trust, it is expected that the Trust will not have sufficient funds to pay distributions on the Preferred Securities. The Guarantee is a full and unconditional guarantee from the time of its issuance but does not apply to any payment of distributions unless and until the Trust has sufficient funds for the payment of such distributions.

     If Fremont General fails to make interest or other payments on the Junior Subordinated Debentures when due (taking account of any Extension Period), the Declaration provides a mechanism whereby the holders of the Preferred Securities, using the procedures described in "Description of the Preferred Securities -- Book-Entry Only Issuance -- The Depository Trust Company" and
"-- Voting Rights," may direct the Institutional Trustee to enforce its rights under the Junior Subordinated Debentures. If the Institutional Trustee fails to enforce its rights under the Junior Subordinated Debentures, a holder of Preferred Securities may institute a legal proceeding against Fremont General to enforce the Institutional Trustee's rights under the Junior Subordinated Debentures without first instituting any legal proceeding against the Institutional Trustee or any other person or entity. If an Indenture Event of Default has occurred and is continuing, then a holder of Preferred Securities may directly institute a proceeding for enforcement of payment to such holder directly of the principal of or interest on the Junior Subordinated Debentures with a principal amount equal to the aggregate liquidation amount of the Preferred Securities of such holder on or after the respective due date specified in the Junior Subordinated Debentures. Fremont General, under the Guarantee, acknowledges that the Guarantee Trustee shall enforce the Guarantee on behalf of the holders of the Preferred Securities. If Fremont General fails to make payments under the Guarantee, the Guarantee provides a mechanism whereby the holders of the Preferred Securities may direct the Guarantee Trustee to enforce its rights thereunder. If the Guarantee Trustee fails to enforce the Guarantee, any holder of Preferred Securities may institute a legal proceeding directly against Fremont General to enforce the Guarantee Trustee's rights under the Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee, or any other person or entity.

     The above mechanisms and obligations, taken together, provide a full and unconditional guarantee by Fremont General of payments due on the Preferred Securities. See "Description of the Guarantee -- General."

                     UNITED STATES FEDERAL INCOME TAXATION

GENERAL

     The following is a summary of certain of the material United States federal income tax consequences of the purchase, ownership and disposition of the Preferred Securities. Unless otherwise stated, this summary deals only with the Preferred Securities held as capital assets by holders who purchase the Preferred Securities upon original issuance. The tax treatment of a holder of the Preferred Securities may vary depending on his particular situation. This summary does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment such as, for example, banks, real estate investments trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, or, except as specifically described herein, foreign taxpayers. In addition, this summary does not address any aspects of state, local, or foreign laws. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Each holder should consult its tax advisor as to the particular tax consequences of acquiring, holding, and disposing of the Preferred Securities, including the tax consequences under state, local, or foreign laws.

CLASSIFICATION OF THE JUNIOR SUBORDINATED DEBENTURES

     In connection with the issuance of the Junior Subordinated Debentures, Wilson, Sonsini, Goodrich & Rosati, counsel to Fremont General, has rendered its opinion that although not entirely free from doubt, under then current United States federal income tax law and assuming full compliance with the terms of the Indenture (and in the other agreements and documents relating to the offering referred to herein), and based on certain facts and assumptions contained in such opinion, the Junior Subordinated Debentures held by the Trust will be classified for United States federal income tax purposes as indebtedness of Fremont General. Accordingly, corporate holders of Preferred Securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the Preferred Securities.

CLASSIFICATION OF THE TRUST

     In connection with the issuance of the Preferred Securities, Wilson, Sonsini, Goodrich & Rosati, counsel to Fremont General and the Trust, will render its opinion that, under then current law and assuming full compliance with the terms of the Declaration and the Indenture (and in the other agreements and documents relating to the offering referred to herein), and based on certain facts and assumptions contained in such opinion, the Trust will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, each holder of Preferred Securities will generally be considered the owner of an undivided interest in the Junior Subordinated Debentures, and each holder will be required to include in its gross income any original issue discount ("OID") accrued with respect to its allocable share of such Junior Subordinated Debentures.

ORIGINAL ISSUE DISCOUNT

     Because Fremont General has the option, under the terms of the Junior Subordinated Debentures, to defer payments of interest by extending interest payment periods for up to 20 quarters, all of the stated interests payments on the Junior Subordinated Debentures will be treated as OID. Holders of debt instruments issued with OID must include that discount in income on an economic accrual basis before the receipt of cash attributable to the interest, regardless of their method of tax accounting. Generally, all of a holder's taxable interest income with respect to the Junior Subordinated Debentures will be accounted for as OID, and actual distributions of stated interest will not be separately reported as taxable income. The amount of OID that accrues in any quarter will approximately equal the amount of the interest that accrues on the Junior Subordinated Debentures in that quarter at the stated interest rate. In the event that the interest payment period is extended, holders will continue to accrue OID approximately equal to the amount of the interest payment due at the end of the extended interest payment period on an economic accrual basis over the length of the extended interest period.

MARKET DISCOUNT AND BOND PREMIUM

     Holders of Preferred Securities other than a holder who purchased the Preferred Securities upon original issuance may be considered to have acquired their undivided interest in the Junior Subordinated Debentures with market discount or acquisition premium as such terms are defined for United States federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the Preferred Securities.

RECEIPT OF JUNIOR SUBORDINATED DEBENTURES OR CASH UPON LIQUIDATION OF THE TRUST

     Under certain circumstances, as described under the caption "Description of the Preferred Securities -- Tax Event Redemption or Distribution," Junior Subordinated Debentures may be distributed to holders in exchange for the Preferred Securities and in liquidation of the Trust. Under current United States federal income tax law, such a distribution would be treated as a non-taxable event to each holder, and each holder would receive an aggregate tax basis in the Junior Subordinated Debenture equal to such holder's aggregate tax basis in its Preferred Securities. A holder's holding period in the Junior Subordinated Debentures so received in liquidation of the Trust would include the period during which the Preferred Securities were held by such holder.

     Under certain circumstances described herein (see "Description of the Preferred Securities"), the Junior Subordinated Debentures may be redeemed for cash and the proceeds of such redemption distributed to holders in redemption of their Preferred Securities. Under current United States federal income tax law, such a redemption would constitute a taxable disposition of the redeemed Preferred Securities, and a holder would recognize gain or loss as if it sold such redeemed Preferred Securities for cash. See "-- Sales of Preferred Securities.

SALES OF PREFERRED SECURITIES

     A holder that sells Preferred Securities will recognize gain or loss equal to the difference between its adjusted tax basis in the Preferred Securities and the amount realized on the sale of such Preferred Securities. A holder's adjusted tax basis in the Preferred Securities will generally be its initial purchase price increased by OID previously includible in such holder's gross income to the date of disposition and decreased by payments received on the Preferred Securities. Such gain or loss will generally be a capital gain or loss and will generally be a long-term capital gain or loss if the Preferred Securities have been held for more than one year.

     The Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures. A holder who disposes of his Preferred Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Junior Subordinated Debentures through the date of disposition in income as ordinary income, and to add such amount to his adjusted tax basis in his pro rata share of the underlying Junior Subordinated Debentures deemed disposed of. To the extent that the selling price is less than the holder's adjusted tax basis (which will include, in the form of OID, all accrued but unpaid interest) a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

UNITED STATES ALIEN HOLDERS

     For purposes of this discussion, a "United States Alien Holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a nonresident alien individual, a foreign partnership, or a nonresident fiduciary of a foreign estate or trust.

     Under current United States federal income tax law, (i) payments by the Trust or any of its paying agents to any holder of a Preferred Security who or which is a United States Alien Holder will not be subject to withholding of United States federal income tax; provided that, (a) the beneficial owner of the Preferred Security does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Fremont General entitled to vote, (b) the beneficial owner of the Preferred Security is not a controlled foreign corporation that is related to Fremont General through stock ownership, and (c) either (A) the beneficial owner of the Preferred Security certifies in a written statement to the Trust or its agent, under penalties of perjury, that it is not a United States holder and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution"), and holds the Preferred Securities in such capacity, certifies to the Trust or its agent, under penalties of perjury, that such written statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the Trust or its agent with a copy thereof, and (ii) a United States Alien Holder of a Preferred Security will not be subject to withholding of United States federal income tax on any gain realized upon the sale or other disposition of a Preferred Security.

INFORMATION REPORTING TO HOLDERS

     Income on the Preferred Securities will be reported to holders on Forms 1099, which forms should be mailed to holders of Preferred Securities by January 31 following each calendar year.

PROPOSED TAX LEGISLATION

     On December 7, 1995, the Treasury Department announced certain legislative proposals to be submitted to the Congress, including a proposal (the "Treasury Proposal") which would treat as equity and not as debt, and accordingly deny any deduction for interest or OID on, any instruments with terms similar to the Junior Subordinated Debentures. If the Treasury Proposal were enacted by Congress without substantial modification or without transitional relief, it would have been applicable to the Junior Subordinated Debentures and would have resulted in the characterization of the Junior Subordinated Debentures as equity, thus denying any deduction to the Company for interest or OID accrued on the Junior Subordinated Debentures. In a Treasury Department News Release issued on December 19, 1995 (the "Release"), the Treasury Department stated that, based on input it had received to date, it would recommend to Congress that transitional relief from the Treasury Proposal be granted for instruments issued pursuant to a registration statement filed with the Securities and Exchange Commission on or before December 7, 1995. Because the registration statement relating to the Preferred Securities and the Junior Subordinated Debentures was filed on December 5, 1995, based on the Release, the Junior Subordinated Debentures would not be subject to the Treasury Proposal. It is not possible to predict whether Congress will enact the Treasury Proposal or the transitional relief proposed by the Treasury Department in the Release. However, if the Treasury Proposal and the transitional relief proposed in the Release are enacted into law, the Company would be able to deduct interest or OID on the Junior Subordinated Debentures. If legislation is enacted limiting, in whole or in part, the deductibility by the Company of interest or OID on the Junior Subordinated Debentures, such enactment would constitute a Tax Event which, in certain circumstances, would require the dissolution of the Trust or permit the Company to redeem the Junior Subordinated Debentures within 90 days of the date thereof. See "Description of the Preferred Securities -- Tax Event Redemption or Distribution." The December 7, 1995 proposed tax legislation would not alter the United States federal income tax consequences of the purchase, ownership and disposition of the Preferred Securities as described above.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Trust has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Dean Witter Reynolds Inc., Goldman, Sachs & Co., and PaineWebber Incorporated are acting as representatives (the "Representatives"), has severally agreed to purchase the number of Preferred Securities set forth opposite its name below. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Preferred Securities offered hereby if any of the Preferred Securities are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                               NUMBER OF
                                UNDERWRITER                               PREFERRED SECURITIES
    --------------------------------------------------------------------  --------------------
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated...........................................          795,000
    Dean Witter Reynolds Inc............................................          795,000
    Goldman, Sachs & Co.................................................          795,000
    PaineWebber Incorporated............................................          795,000
    Crowell, Weedon & Co................................................          150,000
    CS First Boston Corporation.........................................          150,000
    Robert W. Baird & Co. Incorporated..................................           40,000
    Bear, Stearns & Co. Inc. ...........................................           40,000
    Alex. Brown & Sons Incorporated.....................................           40,000
    Dain Bosworth Incorporated..........................................           40,000
    Dillon, Read & Co. Inc. ............................................           40,000
    Donaldson, Lufkin & Jenrette Securities Corporation.................           40,000
    A.G. Edwards & Sons, Inc. ..........................................           40,000
    EVEREN Securities, Inc. ............................................           40,000
    Oppenheimer & Co., Inc. ............................................           40,000
    Piper Jaffray Inc. .................................................           40,000
    Prudential Securities Incorporated..................................           40,000
    Raymond James & Associates, Inc. ...................................           40,000
    Tucker Anthony Incorporated.........................................           40,000
                                                                               ----------
                 Total..................................................        4,000,000
                                                                               ==========

     The Underwriters propose to offer the Preferred Securities, in part, directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and, in part, to certain securities dealers at such price less a concession not in excess of $.50 per Preferred Security, provided that such concession for sales of 10,000 or more Preferred Securities to any single purchaser will not be in excess of $.30 per Preferred Security. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.30 per Preferred Security to certain other dealers. After the initial public offering of the Preferred Securities, the public offering price, concessions and discount may be changed.

     In view of the fact that the proceeds from the sale of the Preferred Securities will ultimately be used to purchase the Junior Subordinated Debentures, the Underwriting Agreement provides that Fremont General will pay as compensation ("Underwriters' Compensation") to the Underwriters arranging the investment therein of such proceeds, an amount in immediately available (same day) funds of $.7875 per Preferred Security (or $3,150,000 in the aggregate) ($3,622,500 in the aggregate if the Underwriters' over-allotment option is exercised in full) for the accounts of the several Underwriters; provided that, such compensation for sales of 10,000 or more Preferred Securities to any single purchaser will be $.50 per Preferred Security. Therefore, to the extent of such sales, the actual amount of Underwriters' Compensation will be less than the aggregate amount specified in the preceding sentence.

     Pursuant to the Underwriting Agreement, the Trust and Fremont General have granted to the Underwriters an option exercisable for 30 days to purchase up to an additional 600,000 Preferred Securities at the offering price per Preferred Security set forth on the cover page hereof, solely to cover over-allotments, if any, in the sale of the Preferred Securities. Fremont General will pay Underwriters' Compensation in the amounts per Preferred Security set forth above with respect to such additional Preferred Securities. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Preferred Securities as the number set forth next to such Underwriter's name in the preceding table bears to the total number of Preferred Securities offered by the Underwriters hereby.

     During a period of 30 days from the date of this Prospectus, neither Fremont General nor the Trust will, without the prior written consent of the Representatives, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Preferred Securities, any security convertible into or exchangeable into or exercisable for Preferred Securities or Junior Subordinated Debentures or any debt securities substantially similar to the Junior Subordinated Debentures or equity securities substantially similar to the Preferred Securities (except for the Junior Subordinated Debentures and the Preferred Securities offered hereby).

     The Preferred Securities have been approved for listing on the New York Stock Exchange. Trading of the Preferred Securities on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Preferred Securities. The Representatives have advised the Trust that they intend to make a market in the Preferred Securities prior to the commencement of trading on the New York Stock Exchange. The Representatives will have no obligation to make a market in the Preferred Securities, however, and may cease market making activities, if commenced, at any time.

     Prior to this offering there has been no public market for the Preferred Securities. In order to meet one of the requirements for listing the Preferred Securities on the New York Stock Exchange, the Underwriters will undertake to sell lots of 100 or more Preferred Securities to a minimum of 400 beneficial holders.

     The Trust and Fremont General have agreed to indemnify the Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

     Certain of the Underwriters engage in transactions with, and, from time to time, have performed services for, Fremont General and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements of Fremont General at December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, included in Fremont General's Annual Report (Form 10-K) have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The special purpose Statement of Assets to be Acquired and Liabilities to be Assumed of the Specialty Workers' Compensation Business Unit of The Continental Corporation as of December 31, 1994, and the related special purpose Statement of Underwriting Gains and Losses for the year then ended appearing in Fremont General's Current Report on Form 8-K/A have been audited by Ernst & Young LLP, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements and special purpose financial information referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                   GLOSSARY OF INSURANCE AND FINANCIAL TERMS

     The following terms used in this Prospectus have the meanings set forth below:

Combined ratio.............  The sum of the loss ratio, the expense ratio and, with respect to participating policies of workers' compensation insurance, the policyholder dividend ratio, expressed as a percentage. Generally, a combined ratio below 100% indicates an underwriting profit and above 100% an underwriting loss.

Expense ratio..............  Policy acquisition costs and other underwriting expenses, divided by net premiums earned under GAAP accounting or by net premiums written under statutory accounting, expressed as a percentage.

GAAP.......................  United States generally accepted accounting principles.

Incurred but not reported
  reserves ("IBNR")........  The estimated liabilities for future payments on losses that have occurred but have not yet been reported to the insurer.

Loss adjustment expenses
  ("LAE")..................  The expenses of investigating and settling claims, including legal fees and other general expenses of administrating the claims adjustment process.

Loss ratio.................  The ratio of net incurred losses and loss adjustment expenses to net premiums earned. Net incurred losses include an estimated provision for IBNR.

Loss reserves..............  The estimated liability, at a given point in time, needed to pay reported claims, loss adjustment expenses and IBNR.

Net premiums earned........  The portion of premiums written applicable to the expired period of policies after the assumption and cession of reinsurance.

Net premiums written.......  Premiums retained by an insurer, after the assumption and cession of reinsurance.

Participating policy.......  An insurance policy under which the policyholder may receive a dividend, which is a partial return of premium after the policy period, subject to declaration by an insurance company's board of directors, if, among other factors, the insured had a favorable loss history during the policy period.

Policy acquisition costs...  Agents' and brokers' commissions, premium taxes, marketing, underwriting, and other expenses associated with acquiring and retained business.

Policyholder dividend
ratio......................  The ratio of policyholder dividends accrued to net premiums earned, expressed as a percentage.

Statutory accounting
practices ("SAP")..........  Recording transactions and preparing financial statements in accordance with the rules and procedures adopted by insurance regulatory authorities, generally emphasizing solvency considerations rather than a going concern concept of accounting.

Tier 1 capital.............  Common Stock, noncumulative perpetual preferred stock, minority interests in equity capital accounts of consolidated subsidiaries and allowed mortgage servicing rights less all intangible assets other than allowed mortgage servicing rights and eligible credit card relationships.

Underwriting...............  The process whereby an insurer reviews applications submitted for insurance coverage and determines whether it will provide all or part of the coverage being requested and at what premium.

Underwriting expense.......  The aggregate of policy acquisition costs and the portion of administrative, general, and other expenses attributable to insurance underwriting operations.

Underwriting profit
(loss).....................  The amount of pre-tax income (loss) from insurance operations, before net investment income and realized gains (losses).

                         GLOSSARY OF TERMS RELATING TO
                       THE DESCRIPTION OF THE SECURITIES

     The following defined terms used in this Prospectus have the meanings set forth below:

1940 Act......................   The Investment Company Act of 1940, as amended.

Additional Interest...........   Any taxes, duties, assessments or governmental
                                 charges of whatever nature (other than
                                 withholding taxes) imposed by the United
                                 States, or any other taxing authority on the Trust.

Business Day..................   Any day other than a day on which banking
                                 institutions in New York, New York are
                                 authorized or required by law to close.

Business Trust Act............   The Delaware Business Trust Act (Chapter 38 of
                                 Title 12 of the Delaware Code, 12 Del. Code
                                 Section 3801 et seq.).

Code..........................   Internal Revenue Code of 1986, as amended.

Common Securities.............   A class of common securities representing an
                                 undivided beneficial interest in the assets of the Trust.

Common Securities Guarantee...   Guarantee agreement of Fremont General with
                                 respect to the Common Securities.

Compound Interest.............   Interest compounded quarterly at the rate
                                 specified for the Junior Subordinated
                                 Debentures to the extent permitted by
                                 applicable law.

Debt Trustee..................   Trustee under the Indenture which initially
                                 shall be First Interstate Bank of California.

Declaration...................   Declaration of Trust among the Fremont Trustees
                                 and Fremont General dated December 1, 1995 and as amended and restated in its entirety.

Declaration Event of
Default.......................   An event of default under the Declaration.

Distributions.................   Cumulative cash distributions at an annual rate
                                 of 9% of the stated liquidation amount of $25 per Preferred Security, accruing from the date of original issuance and payable quarterly in arrears on March 31, June 30, September 30 and
                                 December 31 of each year, commencing March 31, 1996. Distributions include any interest payable and any Distributions in arrears for more than one quarter will bear interest at a rate per annum of 9%, compounded quarterly.

DTC...........................   The Depository Trust Company.

Extension Period..............   The period or periods for which Fremont General
                                 has the right to defer payments of interest on the Junior Subordinated Debentures at any time for up to 20 consecutive quarters.

Fremont Payment...............   The capital contributed by Fremont General in
                                 exchange for the Common Securities.

Fremont Trustees..............   The trustees of the Trust, appointed by Fremont
                                 General and consisting of the Regular Trustees and the Institutional Trustee.

Global Security...............   One or more global certificates registered in
                                 the name of the depositary or its nominee.

Guarantee.....................   Guarantee agreement of Fremont General with
                                 respect to the Preferred Securities.

Guarantee Payments............   As defined in the Prospectus under the caption
                                 "Description of the Guarantee -- General."

Guarantee Trustee.............   Indenture trustee under the Guarantee, which
                                 shall initially be The Chase Manhattan Bank,
                                 N.A.

Indenture.....................   Dated March 6, 1996 between Fremont General and
                                 First Interstate Bank of California.

Indenture Event of Default....   An event of default under the Indenture, as
                                 defined under the caption "Description of the Junior Subordinated Debentures -- Indenture
                                 Events of Default."

Insolvency Proceeding.........   A proceeding or action under bankruptcy,
                                 insolvency or other debtor relief laws.

Institutional Trustee.........   A Fremont Trustee which is a financial
                                 institution unaffiliated with Fremont General, which maintains a principal place of business in the State of Delaware and which will serve as property trustee under the Declaration and as indenture trustee for purposes of the Trust
                                 Indenture Act, initially, the Chase Manhattan
                                 Bank, N.A.

Interest Payment Date.........   Quarterly dates of March 31, June 30, September
                                 30 and December 31 of each year.

Junior Subordinated
Debentures....................   9% Junior Subordinated Debentures to be issued
                                 by the Company.

Liquidation...................   Any voluntary or involuntary liquidation,
                                 dissolution, winding-up or termination of the Trust.

Liquidation Distribution......   Distributions up to an amount equal to the
                                 aggregate of the stated liquidation amount of $25 per Preferred Security plus accrued and unpaid distributions thereon to the date of payment.

OID...........................   Original issue discount.

Participants..................   Participants of DTC.

Preferred Securities..........   9% Trust Originated Preferred Securities,
                                 representing preferred individual beneficial interests in the assets of the Trust.

Property Account..............   A segregated non-interest bearing bank account
                                 to hold all payments made in respect of the Junior Subordinated Debentures for the benefit of the holders of the Trust Securities.

Redemption Price..............   100% of the principal amount of Junior
                                 Subordinated Debentures redeemed plus any accrued or unpaid interest, including
                                 Additional Interest, if any, to the redemption date.

Regular Trustees..............   Fremont Trustees who are employees or officers
                                 of, or affiliated with, Fremont General, initially Louis J. Rampino and Wayne R. Bailey.

Scheduled Maturity Date.......   March 31, 2026.

Senior Indebtedness...........   As defined in the Prospectus under the caption
                                 "Description of Junior Subordinated
                                 Debentures -- Subordination."

Successor Securities..........   Other securities having substantially the same
                                 terms as the Trust Securities substituted for the Trust Securities by a successor of the Trust.

Tax Event.....................   As defined under the caption "Description of
                                 the Preferred Securities -- Tax Event
                                 Redemption or Distribution."

Trust.........................   Fremont General Financing I, a statutory
                                 business trust formed under the Business Trust
                                 Act.

Trust Indenture Act...........   The Trust Indenture Act of 1939, as amended.

Trust Securities..............   The Preferred Securities and the Common
                                 Securities.

United States Alien Holder....   Any corporation, individual, partnership,
                                 estate or trust that is, as to the United
                                 States, a foreign corporation, a nonresident alien individual, a foreign partnership, or a nonresident fiduciary of a foreign estate or trust.

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  NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE
BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE TRUST OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE TRUST SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE
IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    4
Incorporation of Certain Documents
  by Reference........................    4
Prospectus Summary....................    5
Risk Factors..........................    9
Accounting Treatment..................   16
Use of Proceeds.......................   16
Capitalization of Fremont General.....   17
Selected Consolidated Financial and
  Operating Data......................   18
Recent Developments...................   20
Description of the Preferred
  Securities..........................   25
Description of the Guarantee..........   35
Description of the Junior Subordinated
  Debentures..........................   38
Effect of Obligations under the Junior
  Subordinated Debentures and the
  Guarantee...........................   47
United States Federal Income
  Taxation............................   48
Underwriting..........................   51
Legal Matters.........................   52
Experts...............................   52
Glossary of Insurance and Financial
  Terms...............................   53
Glossary of Terms Relating to the
  Description of the Securities.......   54

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                                   4,000,000
                              PREFERRED SECURITIES

                                FREMONT GENERAL
                                  FINANCING I

                              9% TRUST ORIGINATED
                       PREFERRED SECURITIESSM ("TOPRSSM")
                            GUARANTEED TO THE EXTENT
                              SET FORTH HEREIN BY

                          FREMONT GENERAL CORPORATION
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                              MERRILL LYNCH & CO.

                           DEAN WITTER REYNOLDS INC.

                              GOLDMAN, SACHS & CO.

                            PAINEWEBBER INCORPORATED
                                 MARCH 1, 1996

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